Pembina Pipeline Corporation

•	Notice of 2014 annual and special meeting of shareholders
•	Management information circular

March 24, 2014

What's inside

Notice of our 2014 annual and special meeting		1

Management information circular		2
1.	About voting	3
2.	Business of the meeting	6
3.	Governance	25
4.	Compensation discussion & analysis	39
5.	Other information	82
6.	Appendix	84

Letter to shareholders

Dear shareholder,

Pembina's board of directors is pleased to present to you our 2013 management information circular. This document tells you about your voting rights as a shareholder and the items we will be discussing at our annual meeting of shareholders on May 9, 2014. It also includes important information about how the company is governed and how executives are paid.

I am happy to report that last year our executive compensation received a 96.45% approval rating from shareholders, and that, again this year, you have the opportunity to have your say on pay. Read through the compensation discussion starting on page 39 to learn more about our compensation plan, what we are paying our executives and how that’s linked with corporate strategy and performance. On page 41 you will read about some changes we’ve made this year to strengthen these links even more.

2013 has been a record year for Pembina – and a busy time for the board. This year Pembina had outstanding financial and operational performance and record growth, while it went through a change in structure and in executive level management.

In September, Mr. Michaleski gave the board formal notice of his intention to retire as CEO at the end of the year. The board had previously identified Mr. Dilger as a potential candidate for CEO, and promoted him from President and COO to President and CEO effective January 1, 2014. As part of the transition, Pembina reorganized its operations and created two new Senior Vice President positions to support its strategy and future growth. Mr. Dilger has demonstrated tremendous leadership throughout this process, and we believe the company is well positioned to continue to deliver outstanding value to shareholders as we move into 2014.

We are also making changes to the board this year. As of April 1, 2014, I took over the role of board chair from Lorne Gordon, who is stepping down as chair after 17 years. One of our longest-serving directors, Mr. Gordon is remaining on the board and will be a key asset as the company grows. Mr. Dilger joined the board this year in his new role as CEO, and we are pleased that Mr. Michaleski has agreed to continue to provide his considerable expertise to the board. After 8 years on the board, Allan Edgeworth has decided not to stand for re-election at the meeting this year, and so will retire from the board effective May 9, 2014. We are grateful to Mr. Edgeworth for his valuable contributions over the years and wish him all the best.

We believe the 9 nominees put forward for election this year provide a good mix of skills and experience to ensure strong stewardship in the years to come. However, we will be seeking to replace Mr. Edgeworth's position on the board, and will be mindful of the value of diversity in the selection process while also ensuring the appropriate skill set on the board.

The board is also focused on making sure we are operating as effectively as possible, and engaged an outside consultant in 2013 to help us. One result of this was the reorganization of the board committees, and the addition of a new committee early in 2014 to gain insight into management’s processes related to major capital projects, which are key to our strategy as we grow.

We thank you for your confidence in Pembina, our board and our management team, and invite you to join us on May 9 to have your say.

Sincerely,

"Randall J. Findlay"

Randall J. Findlay

Chairman of the Board

Notice of our 2014 annual and special meeting

You are invited to our 2014 annual and special meeting of shareholders:

When	May 9, 2014
2:00 p.m. (Calgary time)

Where	Ballroom at The Metropolitan Centre
333-4th Avenue SW
Calgary, Alberta

We will cover six items of business:

1.	Receive our 2013 consolidated financial statements and the auditors' report
2.	Elect the directors
3.	Appoint the auditors
4.	Approve amendments to our stock option plan
5.	Vote on our approach to executive compensation
6.	Other business

Your vote is important

The attached management information circular includes important information about the meeting and the voting process. Please read it carefully, and remember to vote.

We mailed you a copy of our 2013 consolidated financial statements and the auditor's report if you requested a copy and in accordance with securities laws. You can also access a copy of our financial statements on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

We will have a live webcast of the annual and special meeting on our website if you are unable to attend the meeting in person.

By order of the board,

"Jennifer A. Harker"

Jennifer A. Harker

Corporate Secretary

Pembina Pipeline Corporation

Calgary, Alberta

March 24, 2014

Management information circular

In this document

• you and your mean the holder of common shares of Pembina Pipeline Corporation

• we, us, our and Pembina mean Pembina Pipeline Corporation and our consolidated subsidiaries

• shares, common shares and Pembina shares mean Pembina's common shares

• circular means this management information circular

• board means the board of directors of Pembina

Our principal corporate and registered office

Pembina Pipeline Corporation

3800, 525 – 8th Avenue S.W.

Calgary, Alberta

T2P 1G1

T. 403.231.7500

F. 403.237.0254

You have received this document because you owned Pembina common shares on March 24, 2014 (the record date) and are entitled to vote at our 2014 annual and special meeting of shareholders on May 9, 2014, or at a reconvened meeting if the meeting is postponed or adjourned.

Management is soliciting your proxy for the meeting. We pay all costs for producing and mailing this circular and other meeting materials, and for soliciting your proxy. Pembina employees or directors may contact you to encourage you to vote, but they are not paid for these services.

The board has approved the contents of this circular and has authorized us to send it to you. Information is organized into six sections to help you make your way through the document:

1.	About voting (page 3)
2.	Business of the meeting (page 6)
3.	Governance (page 25)
4.	Compensation discussion and analysis (page 39)
5.	Other information (page 82)
6.	Appendix A – Board mandate (page 84)

All information in this circular is as of March 24, 2014 and all dollar amounts are in Canadian dollars, unless we note otherwise. We operated as an income trust until October 1, 2010, when we converted to a corporate structure. References to Pembina before October 1, 2010 refer to Pembina Pipeline Income Fund and its consolidated subsidiaries. The conversion did not affect the overall governance of our business.

Contact us at the address above for a copy of our financial statements and management's discussion and analysis (MD&A) for the year ended December 31, 2013. You will find financial information about Pembina in our comparative annual financial statements and MD&A for our most recently completed financial year. You can also find these documents and other important information about Pembina on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Pembina Pipeline Corporation • Management information circular	2

1. About voting

Quorum

According to our by-laws, we must have at least two persons present, holding or representing at least 25% of our outstanding common shares, for the meeting to proceed. Otherwise, the meeting will be adjourned to a set time and place and no other business will be transacted.

About voting results

We will post the voting results on our website (www.pembina.com) and file them on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) as soon as possible following the meeting.

Shareholders are entitled to one vote per common share they hold on a poll vote or ballot at the meeting. If a poll vote is not completed, all votes will be decided by a show of hands, with every eligible person present entitled to one vote.

We are authorized to issue an unlimited number of common shares. As at March 24, 2014, we had 320,624,215 common shares issued and outstanding. The outstanding common shares are listed and trade on the Toronto Stock Exchange (TSX: PPL) and the New York Stock Exchange (NYSE: PBA).

To the best of our knowledge, no person beneficially owns, controls or directs, directly or indirectly, more than 10% of our common shares.

Who can vote

You can vote at our annual and special meeting if you held Pembina common shares at the close of business on March 24, 2014, even if you sold your shares after this date.

You are not allowed to vote if you acquired your shares after the record date, unless you ask us to include your name in the list of voting shareholders at least two days before the meeting (or later if the Chairman of the meeting allows it), and provide adequate evidence that you own the common shares.

Notice and access

This year we are using the notice and access model to deliver meeting materials to beneficial holders of our common shares. Notice and access is a new set of rules developed by the Canadian Securities Administrators that allows companies to post meeting materials online, reducing paper and mailing costs. You can view our meeting materials online at www.SEDAR.com or www.pembina.com/Investor Centre/ AGM2014

For our 2014 annual and special meeting of shareholders we have mailed the following:

• to beneficial shareholders: a voting instruction form, a notice form with information about the meeting and how to download our meeting materials, and a request card for financial statements;

• to registered shareholders: a proxy form, notice of the meeting and the management information circular; and

• to all shareholders who asked for them: a copy of our 2013 financial statements and accompanying. management's discussion and analysis.

How to vote

You can vote your common shares by proxy or by attending the meeting and voting in person. The rules for voting depend on whether you are a registered shareholder or a beneficial shareholder:

•	you are a registered shareholder if you have share certificates in your name; and
•	you are a beneficial shareholder if your shares are registered in the name of a nominee, like your bank, trust company, securities broker, trustee or other institution. The majority of our common shares are held by beneficial shareholders.

Registered shareholders

Voting by proxy

When you vote by proxy, you appoint someone to represent you (your proxyholder) and vote your shares according to your instructions. Voting by proxy is the easiest way to vote.

You can vote by proxy in one of three ways:

•	using a touchtone phone (call 1.866.732.VOTE (8683) toll-free and follow the instructions);
•	on the internet (www.investorvote.com) and follow the instructions on screen; or
•	by completing the proxy form, then signing and dating it and mailing it in the enclosed envelope.

If you vote by phone or on the internet, do not send back the proxy form.

Pembina Pipeline Corporation • Management information circular	3

If the shares are held in the name of a corporation, you must use the enclosed proxy form and mail it in the enclosed envelope. The proxy must be signed under its corporate seal or by an authorized officer or attorney.

About your proxyholder

The executive officers named on the proxy form have agreed to serve as your proxyholder and will vote your shares according to your instructions. If you do not specify your voting instructions, they will vote your shares for each item of business:

•	for the nominated directors;
•	for appointing KPMG LLP as our external auditors;
•	for the amendments to our incentive option plan;
•	for our approach to executive compensation.

If you want to appoint someone else to be your proxyholder, you must use the enclosed proxy form and print that person's name in the blank space provided on the form, or use the internet (www.investorvote.com).

Your proxyholder can be anyone – he or she does not need to be a Pembina shareholder. Your proxyholder must vote your shares according to your instructions. If you appoint someone else to be your proxyholder and do not give them specific voting instructions, they can vote as they see fit using their best judgment.

If there are changes to the items of business or other matters that are properly brought before the meeting, your proxyholder can use their discretion and vote as they see fit. At the time that this document went to print, we did not anticipate any changes or other matters to be brought before the meeting.

Beneficial shareholders

If you are a beneficial shareholder, you must send your voting instructions to your nominee who will vote for you. Follow the instructions on the enclosed voting instruction form to send your voting instructions to your nominee.

Most nominees delegate responsibility for obtaining voting instructions from their clients to Broadridge Financial Solutions Inc. Broadridge usually mails a scannable voting instruction form that is to be completed and returned to them by mail or fax. You can also call a toll-free phone number or access Broadridge's dedicated voting website to submit your voting instructions. Broadridge tabulates the results of all the instructions it receives and presents this information at the meeting.

If you received voting materials from a company other than Broadridge, you need to complete and return the form following the instructions they've provided.

We use Broadridge to send proxy-related materials to non-objecting beneficial owners of our common shares. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our common shares.

Voting in person

If you want to attend the meeting and vote your shares in person, you must print your own name as the proxyholder on the proxy or voting instruction form and return it in the enclosed envelope. Do not complete the rest of the form or mark your voting instructions on the form, because your vote will be taken at the meeting.

Voting online

If your proxy form indicates that you can vote online, you must type your name as proxyholder on the online form according to the instructions.

Pembina Pipeline Corporation • Management information circular	4

Deadline

Computershare Trust Company of Canada (Computershare) is our transfer agent. Computershare must receive your completed proxy form or voting instructions at least 48 hours before the meeting (not including Saturdays, Sundays or holidays).

If you are a beneficial shareholder, send your voting instructions right away to allow enough time for your nominee to receive the information and then send it to Computershare.

Changing your vote

You can revoke a proxy form you previously submitted by sending us a revocation notice in writing from you, or an attorney you have given written authorization to. If the shareholder is a corporation, the change must be made under its corporate seal or by an authorized officer or attorney. The written notice must be delivered to our head office any time before 4:30 p.m. (Calgary time) on the last business day before the meeting, or to the chairman of the meeting before the start of the meeting. You can also revoke your proxy in any other way the law allows.

If you are a beneficial shareholder, contact your nominee to revoke your voting instructions.

Pembina Pipeline Corporation • Management information circular	5

2. Business of the meeting

Our 2014 annual and special meeting of shareholders will cover six items of business:

1.	Receive our financial statements and auditor's report

You have received our consolidated financial statements for the year ended December 31, 2013 and the auditor's report, which are included in our 2013 annual report, if you requested a copy. Copies will be available at the meeting, on our website (www.pembina.com), on SEDAR (www.sedar.com), on EDGAR (www.sec.gov), or you can request a copy from our Investor Relations department.

2.	Elect the directors

As a holder of common shares, you will vote on electing nine directors to the board:

1.	Grant D. Billing	4.	Randall J. Findlay	7.	Robert B. Michaleski
2.	Thomas W. Buchanan	5.	Lorne B. Gordon	8.	Leslie A. O'Donoghue
3.	Michael H. Dilger	6.	David M.B. LeGresley	9.	Jeffrey T. Smith

All of the nominated directors currently serve on our board. The director profiles starting on page 11 give you detailed information about their skills and experience, their 2013 attendance record, share ownership and other public company directorships.

We have adopted a majority voting policy in respect of our election of directors. See Our policy on majority voting on page 10.

Directors will serve until the next annual meeting, or until their successors are elected or appointed.

The proxy allows you to vote for all of the nominees, vote for some of the nominees and withhold your vote for others, or withhold your vote for all of the nominees. Unless instructed otherwise, the persons named in the proxy will vote for all of our nominees.

3.	Appoint our auditors

You will vote on appointing our external auditors. The audit committee and the board propose that KPMG LLP (KPMG) be appointed as auditors and serve until the next annual meeting. The audit committee will recommend KPMG's compensation to the board for its review and approval.

KPMG has been Pembina's auditors since September 1997. The table below shows the fees they billed us for the fiscal years ended December 31, 2012 and 2013.

	2012 ($)	2013($)
Audit fees Fees for auditing our annual financial statements, reviewing our quarterly financial statements, services related to the preparation and statutory and regulatory filings of our base shelf prospectus and four prospectus supplements and associated French translations. 2012 fees also included expenses for services related to the Provident Energy Ltd. (Provident) acquisition, including statutory and regulatory filings and associated French translations, review of accounting policies, purchase price equation and prior year audit file related to Provident.	1,519,600	1,935,225
Audit-related fees Fees for assurance and related services that are not related to the audit or review of our financial statements. Both years also included fees for the pension plan audit.	35,000	30,000
Tax fees Fees for tax compliance, tax advice and tax planning services provided by the auditors' tax division, other than tax services related to the audit. Both years also included tax compliance fees incurred for preparing and filing tax returns for our subsidiaries.	112,600	208,835
All other fees Fees for other products and services provided by the auditors not described above.	-	-
Total fees	1,667,200	2,174,060

Pembina Pipeline Corporation • Management information circular	6

The board recommends you vote for appointing KPMG as our auditors to hold office until the close of our next annual meeting of shareholders. Unless instructed otherwise, the persons named in the proxy will vote for the appointment of KMPG LLP as our auditors.

4.	Vote on amendments to our incentive stock option plan

As part of its comprehensive review of employee compensation plans, the board is proposing amendments to our 2011 stock option plan, which shareholders approved at our 2011 annual meeting. The changes are designed to ensure our long-term incentives are offered to key employees and officers of Pembina, to increase their pay at risk and align their compensation more closely with the interests of shareholders, and to ensure that a sufficient number of common shares remain reserved for issuance to allow us to continue to grant awards to all eligible participants as a component of our long term incentive program.

The table below is a summary of the key terms of the 2011 stock option plan that will be amended if you vote to approve the changes, and subject to the final approval of the TSX. You can find additional details about the 2011 stock option plan on page 79. If approved, the amended plan will become effective on March 12, 2014. If the amendments are approved, all existing stock options will be subject to the terms of the amended plan.

	2011 stock option plan before proposed amendments	2011 stock option plan as amended in 2014 (if shareholders approve)
Change in who can participate	Not open to participants in our share unit award incentive plan. See page 57 for information about the share unit award incentive plan.	Open to all Pembina employees, including participants in our share unit award incentive plan (which includes our officers).
Common share reserve increases because number of eligible participants increases

7,000,000 common shares were reserved for issuance in 2011. We have issued 406,202 common shares pursuant to option exercises under the plan, and therefore there are 6,593,798 common shares remaining for future issuance.

Represents approximately 2.2% of our total issued and outstanding common shares at March 24, 2014.

Will increase by 9,000,000 common shares, which management believes will provide for all option grants for the next five years.

Together with common shares issuable pursuant to currently outstanding options and common shares available for future grants, will represent approximately 4.9% of our total issued and outstanding common shares at March 24, 2014.

As a result of the proposed amendments, dilution may increase. The following table sets out the number of common shares which may be subject to awards granted under the stock option plan, before and after the proposed amendments, as of March 24, 2014. In addition, as at March 24, 2014, there were 474,482 common shares issuable on the exercise of outstanding options granted under the fund option plan, which was closed in 2010 (see page 81).

Pembina Pipeline Corporation • Management information circular	7

	Common shares issuable pursuant to outstanding awards	Common shares available for future grants (excludes common shares previously issued pursuant to options)	Maximum common shares issuable and available for award grants
Currently approved	4,047,985	2,545,813	6,593,798
Proposed increase	n/a	9,000,000	9,000,000
Total	4,047,985	11,545,813	15,593,798
Percentage of outstanding common shares (non-diluted)	1.3%	3.6%	4.9%

The board has also approved several administrative amendments, including:

•	clarifying the employment termination language to specify that options will terminate on the last day of active service rather than the date of notice of termination;
•	clarifying that the expiration of options on termination may be varied by the terms of any certificate granting the options, or by the terms of an employment agreement with the option holder; and
•	other “housekeeping” amendments.

The TSX has accepted notice for filing of the 2011 stock option plan, as amended in 2014, subject to certain conditions being satisfied including, among other things, that the resolution to approve the amendments to the 2011 stock option plan must be approved by a majority of not less than 50% plus one of the votes cast by shareholders present in person or voting by proxy at the meeting.

You will be asked to consider, and if deemed advisable, approve the following resolution:

RESOLVED as an ordinary resolution that:

1.  The amendments to the stock option plan of Pembina Pipeline Corporation ("Pembina") substantially as set out in the Information Circular and Proxy Statement of Pembina dated March 24, 2014 are approved, including the approval of an additional 9,000,000 common shares of Pembina to be reserved for issuance under such plan.

2.  All existing stock options shall be subject to the provisions of the amended stock option plan.

3.  The board of directors of Pembina may revoke this resolution before it is acted upon, without further approval of the shareholders of Pembina.

4.  Any one or more directors or officers of Pembina are hereby authorized to execute and deliver, whether under corporate seal or otherwise, any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.

The board recommends you vote for the ordinary resolution to approve and adopt the amendments to our incentive stock option plan. Unless instructed otherwise, the persons named in the proxy will vote for the approval and adoption of the amendments to the stock option plan.

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5.  Vote on our approach to executive compensation

You will vote on our approach to executive compensation.

A key principle underlying executive compensation at Pembina is 'pay for performance'. We believe that linking compensation with strategy and corporate performance helps us attract and retain excellent employees and motivates them to focus on our success. You will find a detailed discussion of our executive compensation program beginning on page 50 of this circular.

The board has decided to give shareholders the opportunity to vote for or against our approach to executive compensation (to have a say on pay). This is an advisory vote, so the results will not be binding on the board. The board will, however, consider the outcome of the vote as part of its ongoing review of executive compensation.

You will be asked to consider, and if deemed advisable, approve the following non-binding resolution:

RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors of Pembina Pipeline Corporation (Pembina), that the shareholders of Pembina (Shareholders) accept the approach to executive compensation disclosed in Pembina's management information circular delivered in advance of the 2014 annual and special meeting of Shareholders.

This resolution conforms to the language of the resolution recommended by the Canadian Coalition for Good Governance. The board recommends you vote for this resolution. Unless instructed otherwise, the persons named in the proxy will vote for our approach to executive compensation as described in this circular.

6.  Other business

You (or your proxyholder) will vote on any other items of business that may be properly brought before the meeting. As of the date of this circular, we are not aware of any other matters to be brought before the meeting.

Pembina Pipeline Corporation • Management information circular	9

About the nominated directors

Our articles state that the board must have between five and thirteen directors. The board has nominated nine directors to be elected by holders of our common shares.

We believe that this group of directors provides the right mix of skills and experience to ensure strong stewardship, and that each nominated director is willing and able to serve on the board for a term of one year. If any of them is unable to serve, your proxyholder can vote for another nominated director, unless you have indicated that your vote should be withheld.

At the date of the meeting, seven of the nine nominated directors (78%) will be independent as defined by Canadian securities laws, U.S. securities laws and the rules of the NYSE, meaning, in general, that they do not have any relationships that might compromise their ability to make an independent judgment or to act in our best interests. Mr. Dilger is not independent because he is our President and Chief Executive Officer (CEO). Mr. Michaleski is not independent because he was our CEO until December 31, 2013. Mr. Buchanan was not considered independent following the acquisition of Provident Energy Ltd. (Provident) because he was the President and CEO of Provident until April 30, 2010. He was considered independent as of April 30, 2013.

Our policy on majority voting

The board has adopted a majority voting policy for directors that requires individual voting for each director. Each director must receive a majority of the votes cast for their election, or they must resign immediately following the meeting.

If a nominated director does not receive a majority of votes, the governance committee will review the results, note any extraordinary circumstances and recommend to the board whether it should accept the resignation. The director does not participate in these discussions and the governance committee is expected to accept the resignation unless there are exceptional circumstances. The committee will consider things like the director's experience and qualifications, the current composition and priorities of the board and any reasons shareholders gave for withholding their votes for the nominated director.

The board will consider the committee's recommendation and make a decision within 90 days of the meeting whether to accept the director's resignation. It will announce its decision in a news release and, if appropriate, include the reasons for rejecting the director's offer to resign.

If the board accepts the resignation, it can appoint a new director, call a special meeting of shareholders to vote for other candidates or leave the position vacant until the next annual meeting (if corporate law allows).

Our majority voting policy does not apply if a director election is contested.

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Director profiles

The following profiles give information about each nominated director, including their background and experience, meeting attendance, share ownership and other public company boards they serve on.

All information is as of December 31, 2013 unless indicated otherwise. Holdings of Pembina common shares and restricted share units (RSUs) are as of December 31, 2013 and based on $37.42, the closing price of our common shares on the TSX on December 31, 2013.

Non-management directors (including Mr. Michaleski, who retired effective December 31, 2013) as a group beneficially owned, directed or controlled 1,096,383 common shares and 70,468 RSUs totalling $43,190,399 as at December 31, 2013. Mr. Dilger is the only nominated director eligible to receive performance share units (PSUs) because he is an employee of Pembina and is compensated in his role as Pembina's President and CEO. Mr. Michaleski was eligible to receive PSU grants until December 31, 2013, while he was our CEO, and his PSUs will continue to vest in accordance with their terms. See Executive compensation beginning on page 50 for more information.

Former directors of Provident

Three directors nominated for re-election this year (Grant Billing, Randall Findlay and Jeffrey Smith) are former directors of Provident. Mr. Findlay has been a director of Pembina since 2007.

We assumed all of Provident's obligations under their long-term incentive plans, including the cliff restricted share units (CRSUs) previously granted to members of Provident's board of directors. These units vest on the third anniversary of their grant date and entitle them to a cash payout based on the market value of Pembina shares on the vesting date. The CRSUs held by Mr. Billing, Mr. Findlay and Mr. Smith are included in the total RSU holdings for those individuals.

Pembina Pipeline Corporation • Management information circular	11

Director since April 2012 Calgary, AB Canada Experience Industry knowledge Human resources/compensation Investment banking Financial Corporate governance CEO Risk

Grant D. Billing (62) | Independent

Mr. Billing was the Chairman and CEO of Superior Plus Corp. (a propane distribution, specialty chemicals and construction products distribution company), from July 2006 to November 2011 and Executive Chairman from 1998 to 2006. He is currently Chairman of the Board of Superior Plus Corp.

Mr. Billing has extensive strategic and business experience gained over more than 30 years in various CEO and senior management roles, including as President and CEO of Norcen Energy Resources Ltd. Corp from 1994 to 1998.

Mr. Billing has served as Chairman and Director of several public companies and as Director and Chairman of the Canadian Association of Petroleum Producers.

His academic credentials include a Bachelor of Science degree from the University of Calgary and a Chartered Accountants designation. He is a member of the Institute of Corporate Directors.

Board and committee membership and attendance
Board of directors	11 of 11 meetings	100%
Audit committee	4 of 4 meetings	100%
Human resources and compensation committee	7 of 7 meetings	100%

Other public company boards and committee memberships
Superior Plus Corp. | TSX	Chairman
Cortex Business Solutions | TSX-V	Audit

Securities held
Year	Common shares	Restricted share units[1]	Total value	Meets share ownership guidelines
2013	50,000	5,679	$2,112,134	yes

Options	nil

Convertible debentures[2]
Series E	$2,000,000
Series F	$1,000,000

Class A Preferred Shares
Series 1	80,000
Series 3	80,000
Series 5	40,000
[1]	Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 46 for more information). This number includes CRSUs held by Mr. Billing as a former director of Provident, which we assumed as part of our acquisition of Provident.
[2]	Series E debentures may be converted to common shares at $24.94 per share for each $1,000 of principal converted before December 31, 2017. Series F debentures may be converted at $29.53 per share for each $1,000 of principal converted before December 31, 2018.

Pembina Pipeline Corporation • Management information circular	12

Director since August 2010

Calgary, AB

Canada

Experience

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Corporate governance

CEO

Risk

Thomas W. Buchanan (58) | Independent as of April 30, 2013

Mr. Buchanan is the CEO of Spyglass Resources Corp. (a public oil and natural gas exploration, development and production company) and the former President and CEO of Provident Energy Trust (CEO from March 2001 to April 30, 2010, President and CEO from June 2006 to April 30, 2010). Mr. Buchanan was not considered independent following the Provident acquisition because he was the former President and CEO of Provident. He was considered independent as of April 30, 2013.

Mr. Buchanan has served as a director of several public companies and the Canadian Association of Petroleum Producers. He is chair of Renfrew Educational Services, a not-for-profit educational organization for children with special needs, and a member of the Institute of Corporate Directors.

Mr. Buchanan graduated from the University of Calgary with a Bachelor of Commerce in 1980, completed his chartered accountant designation in 1981 and was appointed a Fellow of the Institute of Chartered Accountants of Alberta in 2010.

Board and committee membership and attendance
Board of directors	11 of 11 meetings	100%
Health, safety and environment committee	3 of 3 meetings	100%
Human resources and compensation committee[1]	4 of 4 meetings	100%
Governance committee[1]	2 of 2 meetings	100%

[1]	On May 10, 2013, Mr. Buchanan stopped being a member of the Governance committee and was appointed to the Human resources and compensation committee. His last Governance committee meeting was on May 9, 2013. He attended 2 of 2 meetings of the Governance Committee in 2013 prior to that date.

Other public company boards and committee memberships[2]
Athabasca Oil Corporation | TSX	Audit, Compensation and Governance
Spyglass Resources Corp. | TSX	Non-independent director (CEO)
[2]	Mr. Buchanan was a director of Pace Oil and Gas Limited (a predecessor to Spyglass Resources Corp.) until February 25, 2013, and a director of Hawk Exploration Limited (a TSX-V listed company) until March 17, 2014).

Securities held
Year	Common shares	Restricted share units[3]	Total value	Meets share ownership guidelines
2013	19,154	5,839	$1,151,788	yes

Options	nil

Convertible debentures	nil

Class A Preferred Shares	nil
[3]	Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 46 for more information).

Pembina Pipeline Corporation • Management information circular	13

Director since January 2014

Calgary, AB

Canada

Experience

Engineering/operational excellence

Major capital projects

Industry knowledge

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Corporate governance

CEO

Risk

Michael (Mick) H. Dilger (51) | Non-independent

Mr. Dilger was appointed CEO of Pembina in January, 2014. Before that, he was Pembina’s President and Chief Operating Officer (February 2012 to December 2013), Chief Operating Officer (November 2008 to February 2012) and Vice President, Business Development (2005 to 2008).

Before joining Pembina, Mr. Dilger worked as a senior executive in various finance and business development positions in oil and gas and infrastructure companies, ranging from companies in the initial capitalization phase, to the subsidiaries of multi-national corporations, including Nova Corporation and TransCanada PipeLines Limited. His expertise includes corporate and strategic development, acquisitions and divestitures, and finance and business development.

Mr. Dilger has been a chartered accountant since 1989 and holds a Bachelor of Commerce degree from the University of Calgary. He sits on the board of one publicly listed company, and the Canadian Energy Pipeline Association. He is a member of the Institute of Corporate Directors.

Board and committee membership and attendance[1]
Board of directors	n/a
[1]	Mr. Dilger was appointed to the board on January 1, 2014. He attended all board meetings in 2013 as President and Chief Operating Officer.

Other public company boards and committee memberships
Trilogy Energy Corp. | TSX	Environmental, Health and Safety (chair), Audit

Securities held
Year	Common shares	Restricted share units[2]	Total value	Meets share ownership guidelines
2013	203,335	15,871	$8,273,300	yes

Options	nil

Convertible debentures	nil

Class A Preferred Shares	nil

[2]	Restricted share units include units issued under our share unit plan (see Director compensation on page 46 for more information). Mr. Dilger is also entitled to performance share units as Pembina's President and CEO (refer to Executive compensation starting on page 50 for more information).

Pembina Pipeline Corporation • Management information circular	14

Director since March 2007

Calgary, AB

Canada

Experience

Engineering/operational excellence

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Corporate governance

CEO

Risk

Randall J. Findlay (64) | Independent

Mr. Findlay is a corporate director. He was the President of Provident Energy Trust from 2001 until his retirement in 2006. He was a Director of Provident from 2001 to 2012. Prior to that he served in various executive positions for 30 years in the oil and gas industry, including senior positions at NOVA and TransCanada PipeLines.

Mr. Findlay sits on the board of several public and private companies. He is also a board member and past chair of the Alberta Children's Hospital Foundation.

Mr. Findlay is a Professional Engineer and has a Bachelor of Applied Science in Chemical Engineering from the University of British Columbia and is a graduate of the Institute of Corporate Directors Education Program and holds the designation ICD.D.

Board and committee membership and attendance
Board of directors	11 of 11 meetings	100%
Human resources and compensation committee	7 of 7 meetings	100%
Audit committee	4 of 4 meetings	100%

Other public company boards and committee memberships[1]
HNZ Group Inc. | TSX	Compensation, Corporate Governance and Nominating, Audit, Chair of the Board[2]
Superior Plus Corp. | TSX	Governance and nominating
Whitemud Resources Inc. | TSX-V	Audit (chair)
Spyglass Resources Corp. | TSX	Governance, HR and Compensation (chair), Chair of the Board

1 Mr. Findlay was a director of Wellpoint Systems Inc. (a TSX Venture Exchange listed company) from June 2008 until January 31, 2011. Wellpoint Systems Inc. was placed into receivership by two of its lenders on January 31, 2011. Wellpoint Systems Inc. was a company supplying software to the energy industry in Canada, the U.S. and internationally.

2 Mr. Findlay stepped down as Chair of the Board of HNZ Group Inc. on December 31, 2013.

Securities held
Year	Common shares	Restricted share units[3]	Total value	Meets share ownership guidelines
2013	136,299	8,507	$5,461,524	yes

Options	nil

Convertible debentures[4]
Series F	$200,000

Class A Preferred Shares
Series 1	5,000
Series 3	nil
Series 5	nil

3 Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 46 for more information). This number includes CRSUs held by Mr. Findlay as a former director of Provident, which we assumed as part of our acquisition of Provident.

4 Series F debentures may be converted at $29.53 per share for each $1,000 of principal converted before December 31, 2018.

Pembina Pipeline Corporation • Management information circular	15

Director since October 1997 Calgary, AB Canada Experience Industry knowledge Financial Corporate governance CEO Risk

Lorne B. Gordon (68) | Independent

Mr. Gordon is an independent businessman who served as the Vice-Chairman of Coril Holdings Ltd. (a private investment and holding company) from 2004 to 2006 and as President and CEO from 1997 to 2004. Mr. Gordon was the President and CEO of Pembina Resources Limited from 1985 to 1993.

Until 2007, Mr. Gordon was a director of the privately held companies Mancal Corporation, Mancal Energy and Mancal Coal.

He is a past Chairman of the Canadian Petroleum Association, a founding member of the Board of Governors of the Canadian Association of Petroleum Producers, and a member of the Institute of Corporate Directors.

Mr. Gordon received his Chartered Accountant Designation in 1971.

Board and committee membership and attendance
Board of directors (Chairman)	11 of 11 meetings	100%
Governance	3 of 3 meetings	100%
Health, safety and environment	3 of 3 meetings	100%
Human resources and compensation[1]	1 of 1 meeting	100%

1 Mr. Gordon attended a special meeting of the Human resources and compensation committee on June 17, 2013, but is not a member of that committee.

Other public company boards and committee memberships
none

Securities held
Year	Common shares	Restricted share units[2]	Total value	Meets share ownership guidelines
2013	357,264	6,869	$13,660,470	yes

Options	nil

Convertible debentures	nil

Class A Preferred Shares	nil

2 Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 46 for more information).

Pembina Pipeline Corporation • Management information circular	16

Director since August 2010 Toronto, ON Canada Experience Human resources/compensation Investment banking Financial Corporate Governance Risk

David M.B. LeGresley (55) | Independent

Mr. LeGresley is a corporate director. He was an executive of National Bank Financial and spent 12 years with that company, most recently serving as Vice Chairman (2006 to 2008).

Mr. LeGresley has extensive experience in the financial services industry, including positions at Salomon Brothers Canada (1990 to 1996) and CIBC Wood Gundy (1986 to 1990). He also serves as a director of one TSX-listed company and one private company.

He received a Bachelor of Applied Science Degree in Engineering from the University of Toronto in 1981 and a Master of Business Administration from Harvard Business School in 1986.

Mr. LeGresley is a graduate of the Institute of Corporate Directors – Rotman Directors Education Program and a member of the Institute of Corporate Directors.

Board and committee membership and attendance
Board of directors	11 of 11 meetings	100%
Audit committee	4 of 4 meetings	100%
Human resources and compensation committee[1]	4 of 4 meetings	100%
Governance committee[1]	1 of 1 meeting	100%

1 On May 10, 2013, Mr. LeGresley stopped being a member of the Human resources and compensation committee and was appointed to the Governance committee. His last Human resources and compensation committee meeting was a special meeting on June 17, 2013, as an invitee. He attended 4 of 4 meetings of the Human resources and compensation committee in 2013 prior to that date.

Other public company boards and committee memberships
Equitable Group Inc. | TSX	Risk and Capital, Human Resources and Compensation (chair)

Securities held
Year	Common shares	Restricted share units[2]	Total value	Meets share ownership guidelines
2013	30,039	5,839	$1,372,004	yes

Options	nil

Convertible debentures[3]
Series C	$400,000
Series E	$50,000

Class A Preferred Shares	nil
[2]	Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 46 for more information).

3 Series C debentures may be converted to common shares at $28.55 per share for each $1,000 of principal converted before November 30, 2020. Series E debentures may be converted to common shares at $24.94 per share for each $1,000 of principal converted before December 31, 2017.

Pembina Pipeline Corporation • Management information circular	17

Director since January 2000

Calgary, AB

Canada

Experience

Engineering/operational excellence

Major capital projects

Industry knowledge

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Corporate governance

CEO

Robert B. Michaleski (61) | Non-independent

Mr. Michaleski was the CEO of Pembina from January 2000 to December 31, 2013. Until February 15, 2012 he also served as President. He is currently a director of one private company and one TSX-listed company.

Mr. Michaleski has served Pembina in various senior management and executive capacities for over 30 years. He was appointed Controller in 1980 and Vice President, Finance in 1992. In connection with Pembina's initial public offering in October 1997, he was named Vice President, Finance and Chief Financial Officer.

Mr. Michaleski holds a Bachelor of Commerce (Honours) Degree from the University of Manitoba. He received his Chartered Accountant designation in 1978. He is a member of the Institute of Corporate Directors.

Board and committee membership and attendance
Board of directors	11 of 11 meetings	100%

Other public company boards and committee memberships
Essential Energy Services | TSX	Audit

Securities held
Year	Common shares	Restricted share units[1]	Total value	Meets share ownership guidelines
2013	470,489	26,217	$17,703,376	yes

Options	nil

Convertible debentures	nil

Class A Preferred Shares	nil

1 Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 46 for more information).

Pembina Pipeline Corporation • Management information circular	18

Director since December 2008

Calgary, AB

Canada

Experience

Engineering/operational excellence

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Corporate governance

Risk

Leslie A. O'Donoghue (51) | Independent

Ms. O'Donoghue has been Executive Vice President, Corporate Development & Strategy & Chief Risk Officer at Agrium Inc. (a retail supplier of agricultural products and services and a producer and marketer of agricultural nutrients and industrial products), a TSX and NYSE listing company, since October 30, 2012. She was formerly Executive Vice President, Operations of Agrium (2011 to 2012) and Chief Legal Officer and Senior Vice President, Business Development of Agrium (1999 to 2011).

Before joining Agrium in 1999, Ms. O'Donoghue was a partner in the national law firm Blake, Cassels & Graydon LLP.

Ms. O'Donoghue holds a Bachelor of Economics from the University of Calgary and Bachelor of Laws from Queens University. She was admitted to the Alberta Bar in 1989. She is a member of the Institute of Corporate Directors.

Board and committee membership and attendance
Board of directors	11 of 11 meetings	100%
Governance committee	3 of 3 meetings	100%
Human resources and compensation committee	7 of 7 meetings	100%

Other public company boards and committee memberships
none

Securities held
Year	Common shares	Restricted share units[1]	Total value	Meets share ownership guidelines
2013	27,738	5,839	$1,285,901	yes

Options	nil

Convertible debentures	nil

Class A Preferred Shares	nil

1 Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 46 for more information).

Pembina Pipeline Corporation • Management information circular	19

Director since April 2012

Calgary, AB

Canada

Experience

Engineering/operational excellence

Industry knowledge

Safety, health and environment

Human resources/compensation

Investment banking

Corporate governance

Jeffrey T. Smith (66) | Independent

Mr. Smith is an independent businessman and private investor with extensive experience in oil and gas operations, finance, mergers and acquisitions and governance, human resources, compensation, health and safety and environmental matters. He is also a director of Spyglass Resources Corp. and NAL Resources Limited, an indirect wholly-owned subsidiary of Manulife Financial Corporation.

Mr. Smith's academic credentials include a Bachelor of Science (Geology) degree from the University of Ottawa. He is a member of the Association of Professional Engineers and Geoscientists of Alberta and the Institute of Corporate Directors.

Board and committee membership and attendance
Board of directors	11 of 11 meetings	100%
Governance committee	3 of 3 meetings	100%
Health, safety and environment committee	3 of 3 meetings	100%

Other public company boards and committee memberships
Spyglass Resources Corp. | TSX	Operations, Reserves and HSE (chair), Governance, Human Resources and Compensation
NAL Resources Limited	Health, Safety, Environment and Reserves(chair), Corporate Governance and Compensation

Securities held
Year	Common shares	Restricted share units[1]	Total value	Meets share ownership guidelines
2013	5,420	5,679	$443,950	yes

Options	nil

Convertible debentures	nil

Class A Preferred Shares
Series 1	nil
Series 3	nil
Series 5	4,000

1 Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 46 for more information). This number includes CRSUs held by Mr. Smith as a former director of Provident, which we assumed as part of our acquisition of Provident.

Pembina Pipeline Corporation • Management information circular	20

2013 Director voting results

The table below shows the voting results for each of the nominated directors who stood for election at our 2013 annual and special meeting of shareholders.

	Independent	voted FOR	WITHELD
G. Billing	yes	98.92%	1.08%
T. Buchanan	yes	82.94%	17.06%
R. Findlay	yes	98.40%	1.60%
L. Gordon	yes	97.07%	2.93%
D. LeGresley	yes	99.34%	0.66%
R. Michaleski	no	99.23%	0.77%
L. O'Donoghue	yes	98.96%	1.04%
J. Smith	yes	98.96%	1.04%

2013 Meeting attendance

We expect our directors to attend all board meetings and all of their committee meetings. Generally directors can serve on a maximum of three committees so they can fully participate and meet their obligations to the board. All of our independent directors serve on two or three committees.

Attendance is monitored by the governance committee and managed by the chair of the board. This year all directors attended 100% of board and committee meetings.

			Committee meetings
	Board meetings		Audit	Governance	Human resources and compensation	Health, safety and environment	Total
G. Billing	11 of 11	100%	4 of 4		7 of 7		22 of 22	100%
T. Buchanan	11 of 11	100%		2 of 2	4 of 4	3 of 3	20 of 20	100%
A. Edgeworth[1]	11 of 11	100%	4 of 4			3 of 3 (chair)	18 of 18	100%
R. Findlay	11 of 11	100%	4 of 4		7 of 7 (chair)		22 of 22	100%
L. Gordon	11 of 11 (chair)	100%		3 of 3	1 of 1	3 of 3	18 of 18	100%
D. LeGresley	11 of 11	100%	4 of 4 (chair)	1 of 1	4 of 4		20 of 20	100%
R. Michaleski	11 of 11	100%					11 of 11	100%
L. O'Donoghue	11 of 11	100%		3 of 3 (chair)	7 of 7		21 of 21	100%
J. Smith	11 of 11	100%		3 of 3		3 of 3	17 of 17	100%

1 Mr. Edgeworth will be retiring from the board effective May 9, 2014.

Pembina Pipeline Corporation • Management information circular	21

Board tenure

Our current directors have served on our board anywhere from one to 17 years. We do not have term limits because our priority is to assemble a board with the right mix of skills and experience for providing strong stewardship. The board recognizes that a longer serving director can make a growing contribution to the board over time. It must balance this with some turnover in membership to generate fresh ideas and perspectives on various issues and our business in general.

	years on our board
G. Billing	2
T. Buchanan	4
M. Dilger	<1
A. Edgeworth[1]	8	average tenure is 6.5 years
R. Findlay	7
L. Gordon	17
D. LeGresley	4
R. Michaleski	14
L. O'Donoghue	6
J. Smith	2

1Mr. Edgeworth will be retiring from the board effective May 9, 2014.

A director generally retires from our board or does not stand for re-election once he or she has turned 70, unless the board determines otherwise.

Other directorships

Some of our directors serve together on other public company boards.

Pembina directors serving together on other boards
	G. Billing	T. Buchanan	R. Findlay	J. Smith
Spyglass Resources Corp		✓ (CEO)	✓ (Chairman)	✓
Superior Plus Corp.	✓ (Chairman)		✓

We recognize the significant commitment involved in serving on a board and the value and experience gained from serving on other boards.

Our directors can serve on up to four other public company boards and members of our audit committee can serve on a maximum of two other public company audit committees. Directors who want to serve on the board of another publicly traded company must notify the chair of our governance committee before accepting the nomination.

The board reviews the directorships every year. If two or more directors serve together on another public company board, the board will review the situation and decide a director should continue to serve on our board. It may grant an exception in some circumstances.

The governance committee has reviewed the public company directorships currently held by our directors and has determined that they are appropriate and do not present a concern about the effectiveness or independence of the board. While we acknowledge the time commitments Mr. Buchanan faces in his role as CEO and as a director on other boards, all of his other public company directorships are also based in Calgary, do not require a significant amount of travel and are in a similar industry. Mr. Buchanan does not chair any of our board committees, his attendance is excellent, and we believe he adds considerable value to our board.

Pembina Pipeline Corporation • Management information circular	22

Board mix

The table below shows the mix of skills and experience we have on the board. We use it to identify skills to look for when recruiting new directors.

The current board has an excellent mix of industry knowledge, engineering experience and safety, financial expertise, and a good range of ages and tenures.

With Mr. Edgeworth’s retirement effective May 9, 2014, however, we will be looking for a replacement to ensure the appropriate skill set on the board. In particular, in the immediate future, we will be seeking a candidate for the board to replace Mr. Edgeworth's technical expertise and vast industry knowledge. When we recruit for the future, we will also be looking, among other things, for government relations experience, which will be important strategically as our projects increase in size and fall into more complex regulatory environments. Community relations and human resources and compensation expertise will also be important skills as we grow.

We also recognize the importance of diversity on the board, and in particular, that we do not have an adequate proportion of female directors. The board will be mindful of the value of diversity in the selection process in the future.

You will find more information about our approach to board mix on page 31. You will find details about each nominated director's background in our director profiles starting on page 11.

	Grant Billing	Thomas Buchanan	Michael Dilger	Allan Edgeworth	Randall Findlay	Lorne Gordon	David LeGresley	Robert Michaleski	Leslie O'Donoghue	Jeffrey Smith

Engineering/ operational excellence			✓	✓	✓			✓	✓	✓

Industry knowledge – pipelines		✓	✓	✓	✓	✓		✓

Industry knowledge – midstream	✓	✓	✓		✓			✓		✓

Industry knowledge - natural gas liquids	✓	✓	✓		✓			✓		✓

Major capital projects	✓	✓	✓	✓	✓			✓	✓

Safety, health and environment		✓	✓	✓	✓			✓	✓	✓

Human resources/ compensation	✓	✓	✓	✓	✓		✓	✓	✓	✓

Investment banking	✓	✓	✓		✓		✓	✓	✓	✓

Financial expertise	✓	✓	✓		✓	✓	✓	✓	✓

Risk expertise	✓	✓	✓		✓	✓	✓		✓

Government relations				✓

Corporate governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

CEO	✓	✓	✓	✓	✓	✓		✓

Pembina Pipeline Corporation • Management information circular	23

Continuing education

We have a comprehensive, formal director education program, focused on our business strategy and risk management. The focus of this year’s program was on the NGL business, shareholder activism and engagement, the 2013 board review (see page 26), risk oversight, succession planning and the annual board strategy session. The board has set its priorities for continuing education in 2014 as risk oversight, clawback provisions, the NEO hedging policy, board diversity, director liability, and shareholder activism and engagement.

Date	Event	Presenter	Who attended

February 28	Natural Gas Liquids – business unit discussion	Bob Lock	all directors

May 2	Tour of Musreau Gas Plant		all directors except Thomas Buchanan Randall Findlay

May 30	Human Resources and Compensation Committee Effectiveness	Institute of Corporate Directors	David LeGresley

June 5	Human Resources and Compensation Committee Effectiveness	Institute of Corporate Directors	Leslie O'Donoghue Randall Findlay

June 17	M&A due diligence: What directors should know	Institute of Corporate Directors	Jeffrey Smith

August 9	Natural Gas Liquids business unit discussion – Empress East	Bob Lock	all directors

September 17	Energy of Business	University of Calgary Haskayne School of Business	Randall Findlay

September 18	Avoiding Catastrophic Risks	Institute of Corporate Directors	Randall Findlay

October 2	Governance Forum	Pilko & Associates	Randall Findlay

October 7	Liquified Petroleum Gas Global Shipping Market	Clarkson Centre for Business Ethics and Board Effectiveness	all directors

October 10	CEO Transition	Deloitte LLP	Randall Findlay

November 22	Compensation Principles	Institute of Corporate Directors	Randall Findlay

November 26	Enterprise risk oversight for directors	Institute of Corporate Directors	Leslie O'Donoghue Randall Findlay

December 5	Insights on Director’s Liability and Environmental Risk	Institute of Corporate Directors	Jeffrey Smith

Pembina Pipeline Corporation • Management information circular	24

3. Governance

Strong stewardship and governance are essential to operating our business effectively. We are committed to maintaining high standards of governance and ethics throughout our business. We believe good governance is important for our shareholders, our employees, all stakeholders and our company.

Our governance program and practices are aimed at:

•	enhancing and preserving value;
•	protecting dividends;
•	meeting our obligations to all stakeholders; and
•	operating in a safe, reliable and environmentally responsible way.

Our governance practices meet or exceed legal and stock exchange requirements that apply to us.

Principles of good governance

Board independence	✓	an independent chair of the board
✓

majority of the board is independent (78% or 7 of our 9 directors were independent as of April 30, 2013)

(Thomas Buchanan was not considered independent for three years following the Provident acquisition because he was the President and CEO of Provident until April 30, 2010. He was considered independent as of April 30, 2013.)

	✓	the board meets in-camera without management at every regularly scheduled meeting
Board effectiveness	✓	individual (not slate) voting for directors
	✓	formal process for nominating directors
	✓	director orientation and director education focused on business strategy and risk management
	✓	ability of the board and board committees to seek independent advice as appropriate
	✓	formal assessment process
Integrity and ethical conduct	✓	a formal code of ethics, including annual certification of compliance by employees, directors and executive officers
Organizational effectiveness	✓	formal position descriptions for directors and executive officers
	✓	succession planning for the CEO and other executives

Pembina Pipeline Corporation • Management information circular	25

2013 Board review

We believe that good communication is essential to good governance. This year, we engaged JMW Consultants Inc. to help us assess the board overall, and suggest how management and the board can work together to improve the board’s ability to oversee effectively.

JMW completed a series of interviews early in the year:

•	with management, to understand their perceptions of their working relationship with the board; and
•	with each director, to learn their views on the effectiveness of the board and the committees they serve on.

In October, they facilitated a half-day working session with the board to present their findings and recommendations to improve communication between management and the board, focusing particularly on:

•	strategy;
•	enterprise risk;
•	capital markets;
•	project management and execution;
•	mentorship and succession planning; and
•	competitive intelligence.

After the JMW session, the human resources and compensation committee followed up with each director to get their feedback on the session and discuss observations and feedback on the board as a whole. The board intends to continue a robust evaluation process in 2014.

Policies, standards and practices

A variety of policies, programs and practices establish our governance framework. Many of them are available in the governance section of our website (www.pembina.com).

Code of ethics

One of our most valuable assets is our reputation as a reliable and responsible energy services producer with consistent financial performance and long-term financial stability. Fostering a culture that promotes integrity and ethical conduct is key to maintaining this reputation.

All employees, officers and directors of Pembina are governed by a code of ethics that sets out principles for ethical conduct in 10 key areas:

•	conflicts of interest;
•	compliance with the law;
•	health, safety and environmental matters;
•	integrity of financial information;
•	shareholder relations;
•	privacy and confidentiality;
•	protecting our assets and records;
•	entertainment, gifts and other payments;
•	workplace environment and relationships; and
•	reporting responsibilities and procedures.

Directors, officers and employees must sign an acknowledgement that they have read and understand the code and will review all updates and related policies and comply with them.

Compliance is mandatory and everyone has a responsibility to report violations of the code. Violations can result in disciplinary action, including dismissal.

Pembina Pipeline Corporation • Management information circular	26

The board is responsible for establishing procedures for monitoring compliance with the code. If any aspect of the code is being waived, it must be approved by the board and properly disclosed, as required by the laws and regulations that apply to us. The board has not waived any aspect of the code since it was implemented in 2005 and no material change reports have been filed related to any director or executive officer (which would generally be required in respect of conduct which would constitute a material departure from the code). The last update of the code was in 2012.

Whistleblower policy

Our whistleblower policy encourages employees, officers, directors and other stakeholders to raise concerns about corporate conduct, business ethics or financial practices at Pembina, without fear of discrimination, retaliation or harassment.

We encourage employees to speak to a supervisor or executive officer first, however, any concern can be raised privately or, if necessary, anonymously by writing to the chair of the board. If an individual communicates directly to the chair of the board or another director, the chair will consult with the other directors and then with management to decide how to best respond.

Concerns related to financial statement disclosure, accounting, internal accounting controls or auditing matters are referred to the chair of the audit committee.

Disclosure policy

Our disclosure policy covers the confidentiality of business information and the timely reporting of developments that have a significant and material impact on our value.

Our disclosure committee is made up of senior officers and others who are responsible for reviewing all disclosure before it is submitted to the board for its review and approval and then released publicly.

Other policies

The following policies also guide our operations and business activities and how we interact with each other and our external stakeholders:

•	health, safety and environment policy;

•	respectful workplace policy;

•	aboriginal relations policy;

•	market risk policy; and

•	credit risk policy.

About the board

The board of directors oversees our business, provides guidance to management and monitors their activities and sets corporate policy. The board is also responsible for developing our approach to corporate governance, including policies, standards and practices that ensure we operate ethically and meet or exceed the laws and regulations that apply to us.

The board fulfils its stewardship duties directly and by delegating certain responsibilities and tasks to its five standing committees (see Appendix A for a copy of the board mandate).

What we expect of our directors

We expect our directors to demonstrate the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of our shareholders.

We look for individuals with an inquisitive and objective approach, practical wisdom, mature judgment, outstanding ability in their fields and a willingness to devote the time needed to actively serve on our board and board committees.

Pembina Pipeline Corporation • Management information circular	27

Attendance and active participation

We expect all board and committee meetings to be conducted in a way that promotes open communication, meaningful participation and timely resolution of issues.

We expect our directors to attend all board meetings and all of their committee meetings unless there is an unavoidable conflict or other extenuating circumstances.

Conflicts of interest

Our directors must avoid conflicts of interest and abide by our code of ethics. If a director or executive officer has a material interest in a potential transaction or agreement, it must be reviewed and approved by the board.

If a director has a potential conflict of interest on a matter the board is considering, they must disclose the interest, refrain from voting on the matter and leave the meeting if asked.

Independence

At the date of the meeting, 7 of our 9 directors are independent, meaning they do not have a business or other relationship (direct or indirect) that could, or could reasonably be perceived to, materially interfere with their ability to act in our best interests. Mr. Dilger is not independent because he is our President and CEO. Mr. Michaleski is not considered independent because he was our CEO until December 31, 2013.

Independence of directors is assessed annually. The board uses the independence criteria that meet or exceed the following standards:

•	National Policy 58-201 – Corporate Governance Guidelines;
•	National Instrument 52-110 – Audit Committees;
•	U.S. Securities and Exchange Commission rules and regulations;
•	Sarbanes-Oxley Act of 2002; and
•	NYSE rules.

This is described in detail in our Standards for Director Independence, which you can find on our website.

In-camera sessions

The board meets in-camera at each meeting to facilitate regular, open and candid discussion among the independent directors without management present.

In 2013, the independent directors met without management 11 times.

Position descriptions

The board has developed position descriptions for the chair of the board and committee chairs, the CEO, Chief Financial Officer and the Corporate Secretary, outlining the scope and responsibilities of each role.

Chair of the board

The chair of the board is appointed by the directors for a term of one year. Our intent is to have an independent chair unless it's in the best interests of the company to appoint a chair who is not independent.

We have had separate Chair of the board and CEO positions since going public in 1997. Our current chair, Randall J. Findlay, is a former President of Provident Energy Trust (2001 to 2006) but is considered independent now because it has been more than three years.

The chair reports to the board and our shareholders and works with the CEO to make sure we fulfill our responsibilities to shareholders, employees, partners, governments and the public.

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The chair is expected to provide leadership to the board and foster effective, responsible decision-making. The chair:

•	oversees board direction and administration;
•	works to build a strong governance culture and ensure the board works together as a cohesive team;
•	monitors progress on strategic planning and implementation; and
•	reviews the effectiveness of individual directors at least once a year.

The chair of the board, in conjunction with the governance committee, also selects the chair of each committee. The chair of each committee provides leadership to their committee and reports to the board.

Strategic planning

The board participates at least once a year in a dedicated strategy session with management that includes reviewing the company's current activities and future growth opportunities, including input from third-party advisors about industry or other trends and developments that may benefit us or pose a risk. The board also regularly discusses strategic initiatives at most regular board meetings.

The board approves our annual strategic plan and monitors performance against it throughout the year, based on quarterly updates and reports from management.

New:
Major capital projects committee

The board added a new committee early in 2014 to gain insight into management’s processes related to major capital projects, which are key to our strategy as we grow.

See page 38 for information about the new committee.

Risk management

The board is responsible for overseeing risk management at Pembina. The Board ensures it understands the principal risks of our business and assesses the balance between risk and potential return for Pembina and our shareholders to ensure our viability over the long-term.

As part of this responsibility, the board makes sure we have:

•	an Enterprise Risk Management (ERM) program designed to identify potential events that may affect our business, operations or results, and to manage risk factors within the company’s risk appetite, to provide reasonable support for the achievement of strategic objectives;
•	a risk management infrastructure/framework with the appropriate critical risk management policies, processes and procedures in place, including risk identification, assessment, response, controls, monitoring and reporting to the board; and
•	specific management processes for addressing corporate, regulatory, securities and other compliance requirements.

The board is also responsible for confirming that we have processes in place to comply with our articles, by-laws, code of ethics and other significant policies and procedures. It also reviews our insurance coverage every year.

We use a broad based, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations. We follow defined principles to help us identify and mitigate uncertainties that can have a negative effect on our business activities and on our ability to achieve our corporate objectives and our strategic plan. The board also works with management to ensure our ERM system is robust.

Our risks fall into five broad categories:

•	strategic;
•	operational and health, safety and environment;
•	financial and technological;
•	human resources; and
•	regulatory.

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Management is responsible for developing and implementing controls and for any risk assessments. The risk management committee meets at least quarterly to review the performance, appropriateness and the current business environment surrounding our risk management activities.

The board of directors has overall responsibility for risk oversight and specific responsibility for strategic business risks and regulatory risks. It has delegated parts of this responsibility to the board committees, as follows:

•	Audit committee: monitors financial and technological risks;
•	Human resources and compensation committee: oversees compensation risk (see page 43), talent management risk and succession risk;
•	Health, safety & environment committee: reviews the policies and systems related to safety, health and environmental risks and related operational risks;
•	Governance committee: assists the board in establishing appropriate risk oversight functions at the board and board committee levels; and
•	Major capital projects committee: assists the board in overseeing the risks associated with major capital projects.

Management reports periodically to the board committees on the risks they are responsible for and presents a report to the governance committee once a year, that summarizes the risk management committee's review of risk identification, management and reporting, and any deficiencies identified.

You can read more about the board committees starting on page 33.

Financial management and reporting

The board is responsible for approving our financial statements, accompanying management's discussion and analysis, and reviewing and overseeing compliance with the audit, accounting and financial reporting requirements that apply to our business. It approves our annual operating and capital budgets, cash management and financing plans and strategies, decisions to participate in the capital markets, significant changes to our accounting policies and practices, and all activities related to our cash accounts, including establishing and maintaining bank and investment accounts.

The board also makes sure we have a system for tracking and responding to complaints about accounting, internal accounting control or auditing matters, including anonymous complaints we may receive from employees or others. You can read about our whistleblower policy on page 27.

Compensation

Director compensation

The board is responsible for setting director compensation, making sure it adequately reflects the time commitment, scope of responsibilities, risks involved in being a director and market trends in director compensation. It also works with the human resources and compensation committee to review from time to time the competitiveness of our compensation and the compensation of the board chair and committee chairs.

Executive compensation

All decisions about compensation of the CEO and other senior executives must be approved by the board.

The board works with the human resources and compensation committee, and independent advisors retained by the human resources and compensation committee, to determine compensation for our CEO and other senior officers, including variable compensation.

You can read more about our approach to compensation governance and how we compensate our directors and executives beginning on page 39 and the role and responsibilities of the human resources and compensation committee on page 36.

Pembina Pipeline Corporation • Management information circular	30

Succession planning

The board is responsible for appointing the CEO and other members of senior management, as well as approving the management succession process and for reviewing succession plans for the CEO, the management team and other executives every year, taking into consideration recommendations from the human resources and compensation committee. There are also development plans in place for all employees who are potential successors to the executive team.

The executive team meets quarterly to review the succession plan, identify high potential employees and make sure employee development is progressing as planned. The CEO meets with the HRCC at least once a year to discuss the succession plan, review succession candidates for the CEO position and prepare development plans for possible CEO successors.

Assessing the board

Regular board assessments are important to confirm that the board, its committees and individual directors are performing effectively and to encourage continuous improvement.

We complete a formal assessment of the board once a year. The board establishes the assessment criteria based on recommendations from the governance committee. The chair of the board leads the assessment, with input from all directors. Each director completes a questionnaire assessing each committee's performance against its mandate, as well as overall board performance in areas like governance processes and administration, fiduciary oversight, strategic planning and business decisions, and financial matters.

At the end of the process, the chair summarizes the results, including areas for improvement, and the board discusses and considers appropriate implementation measures. See page 26 for details about the board review in 2013.

Board mix

Skills and composition

The board regularly evaluates the competencies and skills of its members against the competencies and skills it needs for proper oversight, effective decision-making and fulfilling its mandate.

Goals include ensuring there is a good mix of relevant skills and experience, sufficiently diverse opinions to support balanced discussion and debate, and a manageable board size to facilitate productive discussion and decision-making. The board is currently seeking a candidate to replace Mr. Edgeworth's skills.

The board also considers the potential need for a more diverse group over time, including gender, age, geographic location and business and other experience, and, in particular, is mindful of the need to pursue qualified female candidates to put forward should their particular skills fulfill the board's requirements.

The table on page 23 shows you the current mix of skills and experience on our board.

New candidates

Shareholders elect individual directors at our annual shareholders' meeting by a majority of votes cast for each nominee. The board can also appoint new directors between meetings to fill vacancies, or call a special shareholders' meeting to elect a new candidate.

The governance committee recommends new director nominees to the board and the board approves and proposes the final list of nominated directors to shareholders. Because they know our company and the board well, we encourage directors to identify potential candidates.

The board considers the competencies and skills of a potential candidate, including their education, communication and interpersonal skills, and relevant business, governmental and civic experience. It also considers the skills matrix of the current board to balance the qualities of the new candidate with the composition of the board and how the candidate would bring diversity to the board.

Pembina Pipeline Corporation • Management information circular	31

The board also considers whether the candidates can devote enough time to their duties as a director and reviews and consults with the chair of the board and the CEO to gather their input before proposing a list of nominated directors to shareholders.

Orientation and continuing education

The governance committee is responsible for approving the director orientation process and annual plans for director education and development.

Orientation

Our orientation manual for new directors includes the following items:

•	corporate governance guidelines;
•	board mandate;
•	committee charters;
•	terms of reference for directors;
•	position descriptions for the board chair, committee chairs and the executive officers;
•	key corporate policies; and
•	other relevant corporate and board information.

New directors also attend orientation sessions to familiarize them with our business, significant risks and mitigation measures, our expectations, our corporate goals and objectives, and current business issues and opportunities.

Continuing education

Directors have ongoing opportunities to increase their knowledge and understanding of our business, including:

•	Annual strategic briefings — typically include reviews of the competitive environment, our performance relative to our peers, significant risks and mitigation measures and other developments that could materially affect our business. Briefings may include presentations by third-party consultants, such as financial advisors, pension experts and outside legal counsel as needed.
•	Corporate governance issues and trends — regular briefings on corporate governance developments and emerging best practices.
•	Industry and other issues and trends — presentations from time to time by external consultants about general industry trends or other topics of interest.

The corporate secretary maintains a list of all skill development and continuing education taken by the directors, which the governance committee reviews when building each year’s director education plan. See page 24 for details about our director education program in 2013.

Communicating with the board

We are committed to providing investors with timely and accurate information about our strategy, performance and business activities.

In addition to filing disclosure documents with securities regulators, we participate in industry sponsored conferences, and host investor days and conference calls and webcasts to review our financial and operating results.

Shareholders can ask questions and provide feedback to management and the board at our annual shareholders meeting. You can also contact the board through our Corporate Secretary:

Pembina Pipeline Corporation • Management information circular	32

Chair of the board of directors

c/o Corporate Secretary

Pembina Pipeline Corporation

3800, 525 – 8th Avenue S.W.

Calgary, Alberta

T2P 1G1

Shareholder proposals

If you want to present a shareholder proposal at our 2015 annual general meeting, you must submit it by February 6, 2015 to be considered for next year's management information circular.

Send your shareholder proposal to the Corporate Secretary at the above address.

Board committees

The board has five standing committees to help carry out its duties and meet the statutory and policy requirements that apply to our business:

•	Audit;
•	Governance;
•	Human resources and compensation;
•	Health, safety and environment; and
•	Major capital projects.

Each committee is governed by a written charter, which is approved by the board and reviewed and assessed by the committees themselves and the board every year. All of the board committees must be independent, except for our health, safety and environment committee and major capital projects committee, which must have a majority of independent directors.

Each committee updates the board regularly on its activities by providing a report to the board after each committee meeting and submits any recommendations that require board approval for discussion and review. Each committee is responsible for sharing information of mutual interest with other committees.

The board reviews the composition of its committees each year and makes adjustments as needed. The board can remove members of each committee by resolution when needed and fill vacancies if a committee has less than the minimum number of members.

You can find our committee charters online at our website (www.pembina.com) and read about the nominated directors on page 11.

Pembina Pipeline Corporation • Management information circular	33

Audit committee

The audit committee is responsible for overseeing our financial reporting and for monitoring risk management, internal controls and our internal and external auditors. It meets quarterly with management and the external auditors and separately with the auditors.

It assists the board's oversight of the external auditor's qualifications, independence and performance and works to increase the transparency, credibility and objectivity of our financial reporting. Members of the audit committee also facilitate communication between management, the external auditors and the board.

The committee met four times in 2013. All of these meetings included the external auditor and time without management present.

Members	David LeGresley (chair) Grant Billing	Allan Edgeworth Randall Findlay
David LeGresley is a financial expert and all of the members are financially literate.
Independence

100%

Each of the four directors met the independence criteria as of April 2013, within the meaning of National Instrument 52-110, Audit Committees, Rule 10A-3 under the U.S. Securities Act of 1934, as amended, and the corporate governance standards of the NYSE.

Qualifications

•  accountant, financial experience or accreditation

•  all of the committee members must be able to read and understand a set of financial statements that are comparable in scope and complexity to our financial statements.

Key responsibilities

Financial reporting integrity

•  reviewing our financial statements, MD&A and earnings press releases

•  reviewing our audited financial statements and recommending them to the board for review and approval

•  reviewing changes in accounting policies and other significant reporting matters

Financial risk oversight

•  monitoring our asset retirement obligations

•  appointing, compensating and overseeing the external auditor

•  recommending and approving changes related to risk management, actuarial valuation and funding for our pension plan

•  overseeing our internal controls and procedures

Other

•  whistleblower policy and procedures

2013 highlights

Financial reporting

•  reviewed accounting policies and monitored integration of financial systems after integration of Provident

•  reviewed pension plan

•  preferred share issue disclosure requirements

Financial risk oversight

•  reviewed and recommended:

•  approval of the Risk Appetite and Tolerance Limits recommended in the annual Enterprise Risk Management report

•  approval of a Risk Management Committee Charter for management

•  adoption and approval of an Enterprise Risk Management Policy and a market Risk Policy

•  monitored financial risks

•  conducted a review of credit extended to third parties and approved limits

•  monitored status of Pembina’s hedging program

Internal audit oversight

•  reviewed and approved a 2013 Internal Audit Plan

•  reviewed processes and internal controls for SOX compliance.

You can find other information about the audit committee in our annual information form (AIF) on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Pembina Pipeline Corporation • Management information circular	34

Governance committee

The governance committee is primarily responsible for helping the board develop, implement and monitor Pembina's corporate governance practices.

The committee is expected to work with management and others throughout the company to make sure we have a healthy governance culture. This includes reporting and making recommendations to the board and management about corporate governance issues, best practices, compliance and the effectiveness of our governance processes and systems.

The committee met three times in 2013. All of these meetings included time without management present.

Members	Leslie O'Donoghue (chair) Lorne Gordon	David LeGresley Jeffrey Smith
Independence	100%
Qualifications	• governance committee of other public companies • legal, compliance or regulatory background • CEO or senior executive experience
Key responsibilities

Board governance

•  board size and composition

•  director orientation, education and training

•  eligibility and selection criteria, including independence and financial literacy

•  recommending director candidates for election to the board and appointment to chair of the board and CEO positions

•  annual board, director and committee assessments

Compliance and disclosure

•  monitoring best governance practices and our compliance with governance related laws and regulations

•  approving our disclosure policy and overseeing our policies, procedures and the disclosure committee

•  assisting the board in establishing appropriate risk oversight functions at the board and committee levels

2013 highlights

Director and management succession

•  reviewed and updated the board composition matrix and director succession planning process

•  reviewed and recommended committee membership to the board

•  oversaw the CEO succession and transition process

Corporate governance best practices

•  implemented say on pay to reinforce the integrity of our performance-driven compensation system

•  engaged a third party consultant, JMW Consultants Inc., to help assess the board, our processes and help improve communication between management and the board

•  reviewed and recommended:

•  amendments to the corporate policies and other housekeeping updates

•  adoption of a formal director education plan

•  membership in the Institute of Corporate Directors for the board

•  assessed relationships between Pembina and each director and recommended to the  board that seven out of the director nominees are independent

•  monitored recent developments, emerging trends and best practices in corporate governance and disclosure practices

Evaluation of the board, board committees, chairs and individual directors

•  assessed director independence and reviewed director relationships, commitments and interlocks

•  evaluated the board and its committees in conjunction with the board chair

•  reviewed the board and committee charters and corporate policies

Public disclosure

•  reviewed and approved for recommendation to the board the information related to corporate governance in this circular

Pembina Pipeline Corporation • Management information circular	35

Human resources and compensation committee

The human resources and compensation committee assists the board by providing oversight and direction on human resources strategy, policies and programs. This includes our compensation programs, including reviewing and approving recommendations about our general compensation philosophy, director and executive compensation, overseeing the development and administration of our compensation programs, and executive succession planning. The committee is also responsible for overseeing the risk associated with our compensation programs, to ensure they do not encourage individuals to take inappropriate risks that are reasonably likely to have a material and adverse effect on the company.

The committee is responsible for assessing the fairness and effectiveness of our retirement, savings and incentive plans, and for making sure all plans and benefit programs are administered according to the laws, stock exchange policies and stated compensation objectives that govern our business. It conducts thorough competitive evaluations each year and may consult an independent firm for help in assessing the competitiveness of our director and executive compensation programs.

You can read about how we compensate our directors starting on page 46 and our executives on page 50. Details about compensation governance at Pembina can be found on page 43.

The committee met seven times in 2013. All of these meetings included time without management present.

Members	Randall Findlay (chair) Grant Billing	Thomas Buchanan Leslie O'Donoghue
Independence	100%
Qualifications	• executive or CEO experience • human resources or compensation experience • compensation committees of other public companies • industry or sector experience
Key responsibilities

Compensation philosophy and approach

•  reviewing and approving our compensation philosophy

•  reviewing and recommending our executive compensation and incentive programs

•  recommending director compensation including retainers and meeting fees

Program oversight

•  reviewing compensation design, corporate objectives and executive performance targets

•  reviewing employment agreements, severance arrangements and change of control agreements for CEO and other senior executives

•  assisting the board in establishing and overseeing executive officer succession plans

Annual performance and compensation

•  recommending individual elements of total compensation for the CEO and executive officers

•  approving the annual report on executive compensation and public disclosure

Compensation risk oversight

•  ensuring executive compensation is aligned with Pembina' short- and long-term goals

•  monitoring legal and stock exchange compliance

2013 highlights

Compensation philosophy and approach

• changed the share ownership guidelines to require executives to meet their share ownership requirement with at least 50% common shares

Program oversight

•  reviewed and revised our peer groups based on our larger market capitalization and total enterprise value

•  negotiated Mr. Dilger’s terms of employment which became effective January 1, 2014, including share retention requirements, share ownership requirements, restrictions on employment by a competitor, clawback and a double trigger for severance payments

• developed a staged compensation plan for Mr. Dilger as incoming successor, to recognize his appointment as President and then President and CEO

•  increased the CEO’s short-term incentive target from 60% to 75% and the CFO's target from 50% to 55% of base salary to maintain competitive market positioning

•  adjusted the base salaries and total compensation for Messrs. Taylor and Murphy to reflect their expanded portfolios of responsibilities and promotions to Senior Vice President

Pembina Pipeline Corporation • Management information circular	36

Annual performance and compensation

•  approved 2013 corporate objectives

•  approved the 2013 RSU/PSU share unit award plan

•  reviewed 2012 corporate and business unit performance to determine 2012 short term incentive payouts

•  reviewed and approved the 2010 PSU multiplier for long-term incentive payouts

•  reviewed and approved the budget for salary increases

Health, safety and environment committee

The health, safety and environment committee is 100% independent.

The committee is primarily responsible for helping the board oversee the development, implementation and monitoring of our environmental, health, safety and system integrity policies and systems, especially as they relate to accountability and compliance.

The committee met three times in 2013. All of these meetings included time without management present.

Members	Allan Edgeworth (chair) Thomas Buchanan	Lorne Gordon Jeffrey Smith
Independence	100%
Qualifications	• engineering or operations background • legal, compliance or regulatory experience • CEO or senior executive experience
Key responsibilities

Program and strategy development

•  overseeing the development, implementation and auditing of our health, safety and environmental management policies, programs, systems and practices

•  reviewing our health, safety and environmental strategy

Risk management

•  identifying health, safety and environmental risks and recommending appropriate programs to manage and reduce risks

•  monitoring current, pending or threatened legal action by or against us

Regulatory compliance and public disclosure

•  reviewing and monitoring our incident reporting policies and practices, and reports about significant incidents, emerging issues, inspections, audits and actions taken to correct deficiencies

•  reviewing and approving our annual internal sustainability report

2013 highlights

•  reviewed and approved the health, safety and environment metrics to be used across all business units to incorporate more leading indicators in combination with lagging indicators, and to tie performance against these metrics to the short term incentive program

•  reviewed and approved the Pembina Ground Disturbance Policy and associated Standards

•  achieved an updated COR (Certificate of Recognition) audit score of 85% (pass = 80%) which is a significant improvement from the 2009 level

•  approved the newly revised Pembina HSE Management System

Pembina Pipeline Corporation • Management information circular	37

Major capital projects committee

The major capital projects committee helps the board oversee major capital projects.

The committee is responsible for identifying major capital projects based on management's recommendations, project complexity, cost and level of risk, and reviewing and monitoring costs, contracting practices, project management processes and construction schedules in more depth than time permits in regularly scheduled board meetings.

The board approved the committee charter on February 26, 2014, and formed the committee.

Members	Allan Edgeworth (chair) Lorne Gordon	Robert Michaleski
Independence	67%
Qualifications	• engineering or operations background • CEO or senior executive experience • industry or sector experience
Key responsibilities

Determining which capital projects to oversee

•   review management’s recommendations and identify major capital projects based on project complexity, cost and level of risk

Reviewing key information about identified projects

•   project risk analysis and risk mitigation plans

•   key commercial terms that may impact project execution

•   significant regulatory, political or stakeholder issues

•   significant safety or environmental matters

•   cost estimates, cost control and management processes

•   project planning documents

•   project look backs

•   progress reports

Pembina Pipeline Corporation • Management information circular	38

4. Compensation discussion and analysis

This section of our management information circular describes how we pay our directors and senior executives. We've grouped it into three sections:

Executive summary	page 40

Summarizes our performance and compensation decisions this year, how compensation is governed, and changes we are making to our compensation plans.

Compensation governance	page 43

Describes how we oversee compensation and manage risk. It also tells you about our independent consultants.

Director compensation	page 46

Describes our approach to compensating directors, our expectations for share ownership and what we paid the directors in 2013.

Executive compensation	page 50

A thorough discussion of what we pay the named executives at Pembina and why, along with the results from 2013.

Pembina Pipeline Corporation • Management information circular	39

Executive summary

Pembina’s goal each year is to provide highly competitive and reliable returns to investors through monthly dividends while enhancing the long term value of our common shares.

2013 was the most successful and exciting year In Pembina’s 60-year history, on many fronts. We began to see the benefits of our 2012 acquisition of Provident Energy Ltd., the management team brought in record results and more growth projects than ever, and the existing businesses continued to run productively, safely and responsibly.

2013 named executives (NEOs)

(see page 67 for their biographies)

•	Robert (Bob) Michaleski, CEO
•	Michael (Mick) Dilger, President and COO
•	Peter Robertson, Senior Vice President, CFO
•	Paul Murphy, Senior Vice President, Pipeline and Crude Oil Facilities
•	Stuart Taylor, Senior Vice President, NGL and Natural Gas Facilities

On December 31, 2013, Robert Michaleski retired and on January 1, 2014 Michael Dilger was appointed CEO.

The table below lists key highlights of Pembina’s performance in 2013:

Financial

•  total shareholder return (TSR) of 38% for 2013

•  3 year trailing TSR average 40% higher than the average of our peers

•  adjusted cash flow per share up by 22.5% over 2012

•  adjusted EBITDA[1] up by 41% over 2012

•  successfully executed financings to raise nearly $1 billion in 2013

Safety and Environment	• met or exceeded 13 of our 14 safety and environment performance measures
Commercial and Operational

•  added $3.5 billion of commercially secured growth projects to our portfolio in 2013, including our Phase II expansions on our crude and condensate and NGL pipelines, our Phase III pipeline expansion, our Saturn II gas processing facility, and a second fractionator at Redwater (RFS II)

•  named one of Alberta’s Top 65 Employers

Shareholder value	• increased our quarterly dividend by 3.7% effective August 9, 2013 • reached an all-time trading high of $37.42 on the TSX on December 31st

1 See About non-GAAP and additional GAAP measures on page 82

Pay for performance

Pembina’s growth is a demonstration of its excellent leadership, a focused strategy and a working environment where accountabilities are clear, strong performance is expected and results are recognized.

This year’s compensation is a reflection of that growth and our excellent performance both against our targets and compared to our peers. Compensation is higher than 2012 mostly because performance against corporate, business unit and individual objectives was above target, which increased cash bonuses compared to last year.

See page 59 for compensation details, and page 67 for a discussion of each NEO's compensation and accomplishments this year.

Compensation governance

The human resources and compensation committee assists the board in establishing and overseeing director and executive compensation, pension and benefit plan design, CEO performance objectives and assessment and executive officer succession planning. See page 36 for information about the committee, its responsibilities and its activities in 2013.

The committee structures our compensation programs to ensure executive compensation is aligned with our short- and long-term goals and reflects financial, operating and share performance, dividend payments and individual performance. It designs the program to prevent risks that could have a material adverse effect on our company and ensure alignment with the interests of our shareholders.

Pembina Pipeline Corporation • Management information circular	40

You will find a full discussion of compensation oversight and risk on page 43.

Here’s where you can read about the key elements of our compensation program:

✓	Oversight by qualified, independent directors	43
✓	Compensation aligned with risk management	43
✓	Equity ownership requirements	50
✓	Advice from independent compensation experts	45
✓	Compensation linked to performance and strategy	50
✓	Compensation in line with peers	52
✓	A significant portion of compensation is deferred and at risk, encouraging a long-term view of shareholder value	56
✓	Incentive plan funding based on performance against targets linked to strategy, and performance compared to our peers	56
✓	Cap on cash bonus	56
✓	A disciplined process for making annual compensation decisions	53
✓	An extensive risk-assessment before compensation is finalized, including stress testing	54

Compensation developments in 2013

The compensation committee assesses executive compensation and our performance against our peers every year to make sure our compensation decisions are fair and in line with the market. This year the committee made the following changes to our compensation program:

Succession planning

• Mobilized on succession plans upon Mr. Michaleski's resignation and retirement, and appointed Mr. Dilger as President and CEO effective January 1, 2014

•  Developed a staged compensation plan for Mr. Dilger and successfully negotiated Mr. Dilger's terms of employment

•  As part of transition planning, expanded the portfolios of responsibility of Messrs. Taylor and Murphy to take on some of Mr. Dilger's previous responsibilities as COO, and adjusted salaries accordingly

Peer group and market positioning

• Reviewed and revised our peer group based on larger market capitalization and total enterprise value

•  Increased the short term incentive target for the CEO from 60% to 75% and the CFO from 50% to 55%

NEO equity ownership	• Changed the equity ownership guidelines to specify that at least 50% of the equity ownership requirement must be satisfied by common shares

Pembina Pipeline Corporation • Management information circular	41

Compensation changes for 2014

The committee reviews our compensation philosophy and practices every year with assistance from Mercer, an independent compensation consultant, to make sure compensation continues to be effective, is in line with what our peers are paying, is fair and reasonable, motivates our current team and attracts new talent when needed.

The committee is considering the following changes to the program for 2014:

•	further revising the peer groups for our senior executive positions based on larger market capitalization, total enterprise value and greater business complexity;
•	increasing the short-term incentive targets for the CEO and CFO to maintain competitive market positioning
•	adding a clawback policy that will be implemented at the end of 2014 (see page 44);
•	changing the stock option plan to include officers of the company, if shareholders approve (see page 7); and
•	changing the mix of compensation elements for executives among RSUs, PSUs and stock options (if approved by shareholders) to increase the portion of executive compensation at risk.

Pembina Pipeline Corporation • Management information circular	42

Compensation governance

The board of directors has ultimate responsibility for compensation at Pembina. The human resources and compensation committee assists the board in establishing and overseeing director and executive compensation, pension and benefit plan design, CEO performance objectives and assessment and executive officer succession planning. See page 36 for information about the committee, its responsibilities and its activities in 2013.

The committee includes four directors, all of whom are independent. Each member has worked in leadership roles and has broad industry knowledge. They also have a mix of experience in operations, corporate strategy, executive compensation and financial matters. Together, they have the experience, skills and qualities necessary to support the committee in carrying out its mandate.

The table below shows the experience of the current members of the committee. The governance committee looks at the mix of skills and experience every year to make sure it remains appropriate.

	Related experience	Key biographical details (see page 11 for full biographies)
Randall Findlay (chair)	• Executive leadership • Human resources/ compensation • Corporate Governance

•  former energy industry president and CEO

•  member of the governance and human resources committee of Spyglass Resources Corp., and the compensation committees of Spyglass Resources Corp. and HNZ Group Inc., both TSX-listed companies

•  holds a bachelors degree in applied science and has thirty years of experience in executive positions in the oil and gas industry

Grant Billing	• Executive leadership experience • Human resources/ compensation

•  has served as the chairman and director of a number of public companies and as director and chairman of the Canadian Association of Petroleum Producers

•  holds a bachelors degree in science and a chartered accountants designation with over thirty years experience in senior energy company roles

Thomas Buchanan	• Executive leadership • Corporate governance • Human resources/ compensation

•  current energy industry CEO and former president and CEO, served as director on several other public company boards and Compensation Committees (Emera Inc., Athabasca Oil Corporation, Pace Oil & Gas Ltd.)

•  holds a bachelors degree in commerce and a chartered accountants designation, and has over thirty years of experience in senior energy company roles

Leslie O'Donoghue	• Executive leadership • Corporate governance • Human resources/ compensation	• Executive Vice President, Corporate Development & Strategy & Chief Risk Officer at Agrium Inc., a TSX and NYSE listed public company • holds bachelors degrees in economics and law

Managing compensation risk

The board is responsible for understanding the principal risks of our business and assessing the balance between risk and potential return to ensure our viability over the long term. We use a broad based, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations. The risk management committee meets at least quarterly to review the performance, appropriateness and the current business environment surrounding our risk management activities.

Within this context, the human resources and compensation committee reviews and approves our compensation program and practices to align executive compensation with our short- and long-term goals, reflect financial, operating and share performance, dividend payments and individual performance and prevent risks that could have a material adverse effect on our company.

Pembina Pipeline Corporation • Management information circular	43

This includes, among other things:

•	building a strong governance culture and ensuring effective oversight;
•	understanding the impact of operating and share price performance on payouts, and reviewing potential compensation over five years, to assess the effect of different performance scenarios;
•	using balanced measures, including qualitative and quantitative goals, to determine annual incentive compensation;
•	incorporating time and performance vesting features in long-term incentives;
•	using ranges for annual incentive and long-term incentive programs to make sure grants are effectively linked to actual performance and not unduly influenced by one-time events;
•	capping (as a percent of base salary) the amount executives can receive under the short-term incentive plan;
•	requiring executives and directors to meet share ownership guidelines; and
•	requiring the full board to review and approve executive compensation recommendations.

Compensation risk is also mitigated through our compensation governance measures, which include:

•	share ownership guidelines;
•	prohibiting executives and directors from hedging equity grants and building in safeguards against insider trading; and
•	applying a consistent compensation structure for the CEO, executive officers and all employees.

We are implementing a new clawback policy by the end of 2014 that allows us to claw back incentive compensation from current and former executives when financial results have to be materially restated or corrected because of the executive’s fraud or misconduct.

The committee also ensures that our compensation plans and employee benefit programs are administered according to the laws and stock exchange policies that apply and our compensation objectives.

The committee believes this balanced use of performance elements reduces compensation risk by eliminating reliance on any single or limited number of factors to determine eligibility and diversifying potential reward scenarios, and ensures that compensation aligns with the interests of our shareholders.

Building equity ownership

The committee believes executives and directors should show their commitment to Pembina by owning our common shares. The committee introduced share ownership guidelines on November 12, 2010 and revised them on October 8, 2013. See page 47 to read about our guidelines for directors and page 50 for our guidelines for executives.

Hedging

To keep executives and directors motivated to continue to build shareholder value, our Insider Trading and Reporting Policy prohibits them from speculating in Pembina securities to reduce the price risk associated with any Pembina common shares or other securities they hold (including buying securities on margin, short selling, selling call options or buying put options).

Continuous improvement

The committee reviewed a number of regulatory developments and emerging best practices about executive compensation this year, as part of its commitment to compensation best practices and is once again providing shareholders with an annual say on pay advisory vote.

Pembina Pipeline Corporation • Management information circular	44

Independent advice

The committee has been working with Mercer (Canada) Limited since 2002 as its advisor and retains Mercer to review executive compensation and benefit programs and provide objective advice. Mercer reports directly and exclusively to the committee, but may, at the committee's direction, work cooperatively with management to review or prepare material for the committee to review. The committee takes Mercer's information and recommendations into consideration, but the committee's decisions are its own responsibility.

Mercer's mandate in 2013 included:

•	preparing information about market trends and issues;
•	preparing benchmark market data for director and officer compensation;
•	preparing information regarding best practices in compensation and employment agreements for the incoming CEO;
•	assessing the competitiveness of our compensation; and
•	presenting and discussing this information at two meetings of the committee.

Mercer was paid the following fees for professional services in 2012 and 2013:

(thousands of dollars)	2012	2013
Executive compensation-related fees	61.5	204.6
Fees for services related to determining compensation for our directors and executive officers.
All other fees	190.5	259.1
Fees for pension administration, actuarial valuation of our defined benefit pension plan and general advice related to compensation and benefits, including renewal and repricing of our benefit plans, an annual compensation survey and miscellaneous consulting services related to employee compensation and human resources matters. The committee does not pre-approve these services.
Total	252.0	463.7

From time to time the organization may retain other advisors if necessary. In the first quarter of 2013, the committee engaged Hugessen Consulting Inc. to assist with a limited mandate to assist with a review our performance metrics and advise on best practices in employment agreements for the incoming CEO. The total fees paid to Hugessen for this engagement in 2013 were approximately $59,000.

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Director compensation

We pay non-executive, independent directors an annual retainer (in cash and equity) and fees in cash for attending board and committee meetings.

This comprehensive compensation package:

•	acknowledges the expertise, time, due diligence and counsel that each director contributes to the board;
•	aligns the near and long-term interests of directors with those of our shareholders; and
•	is competitive in the market.

The President and CEO does not receive director compensation because he is compensated in his role as President and CEO.

Director compensation package

The equity portion of the retainer is paid in RSUs under our share unit plan. You will find details about the plan on page 57.

This year’s increase in the board chair’s retainer brings it up to the median of our peers. See Compensation in line with our peers, below.

		2012	2013
Retainers
Board chair	Annual cash retainer	$100,000	$135,000
	Annual equity retainer	$100,000	$100,000
Board member	Annual cash retainer	$35,000	$35,000
	Annual equity retainer	$85,000	$85,000
Committees	Audit committee chair retainer	$21,000	$21,000
	HRC committee chair retainer	$10,000	$15,000
	HSE committee chair retainer	$10,000	$10,000
	Governance committee chair retainer	$10,000	$10,000
	Major capital projects committee chair retainer	n/a	n/a
	Audit committee member retainer	$5,000	$5,000
	Committee member retainer (not including audit committee)	n/a	$5,000
Fees
	Board meeting attendance fee	$1,500	$1,500
	Committee meeting attendance fee	$1,500	$1,500

Compensation in line with our peers

To make sure we can attract and retain talented directors, we compensate them in a way that is fair and competitive, targeting compensation at the median offered by our director compensation peer group.

The committee engages outside consultants every few years to assess director compensation levels and practices compared to companies we compete with for talent, from the oil and gas and energy utilities sectors that are comparable in scope, measured by annual revenue, market capitalization, total assets, enterprise value and number of employees.

The committee engaged its consultants to review director compensation and peers again in 2013. This year’s director compensation peer group includes 12 publicly-listed companies from the oil and gas and energy utility sectors. These are the same 12 companies that make up the executive compensation proxy peer group for 2013.

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Oil and Gas – pipeline/midstream
AltaGas Ltd.
Inter Pipeline Fund
Keyera Corp.
Veresen Inc.
Oil and Gas – exploration and production
ARC Resources
Baytex Energy Corp.
Bonavista Energy Corp.
Crescent Point Energy Corp.
Enerplus Corporation
Pengrowth Energy Corporation
Petrobank Energy and Resources Ltd.
Vermilion Energy Inc.

The table below shows how we ranked against the director peer group on some of the key metrics at October 31, 2013, when 2013 director compensation decisions were made.

annual revenue	near the 75th percentile
total assets	between the median and the 75th percentile
market capitalization	above the 75th percentile

Building equity ownership

We believe directors should be aligned with the interests of shareholders and show their commitment to Pembina by owning our shares so we introduced share ownership guidelines in 2010 (revised in 2013).

Non-management directors must own three times their annual retainer in common shares or RSUs by November 12, 2015. New directors must meet the guidelines within five years from the date of their appointment. At least 50% of the share ownership requirement must be satisfied by common shares.

The table below shows the equity holdings of the nominated directors as of the date of this circular. As of the date of this circular, all of the directors met the guideline.

	Number of common shares	Value of common shares[1] ($)	Estimated future payout of RSUs[2] ($)		Estimated total value of equity holdings ($)	Share ownership guideline ($)	Meets share ownership guidelines
Grant Billing	50,000	2,010,000	342,917	[3]	2,352,917	360,000	yes
Thomas Buchanan	19,194	771,599	349,727		1,121,326	360,000	yes
Randall Findlay[4]	136,299	5,479,220	504,908	[3]	5,984,128	705,000	yes
Lorne Gordon	357,740	14,381,148	393,434		14,774,582	360,000	yes
David LeGresley	31,271	1,257,094	349,727		1,606,821	360,000	yes
Robert Michaleski	470,742	18,923,828	1,097,678		20,021,506	360,000	yes
Leslie O'Donoghue	27,738	1,115,068	349,727		1,464,795	360,000	yes
Jeffrey Smith	5,420	217,884	342,917	[3]	560,801	360,000	yes
[1]	Calculated using $40.20 per share (the closing price of our common shares on the TSX on March 21, 2014).
[2]	Estimated at $37.42 per share (the closing price of our common shares on the TSX on December 31, 2013). Assumes dividend units will be earned at the current annualized dividend level ($1.68 per year) until the RSUs vest.
[3]	Includes CRSUs held by former directors of Provident, which we assumed as part of our acquisition of Provident.
[4]	The share ownership guideline indicated for Mr. Findlay is reflective of his appointment to Board chair effective April 1, 2014.

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Director summary compensation table

The table below shows the value of all compensation paid to directors this year.

(dollars)	Total fees earned[1]	Share-based awards[2]	All other compensation[3]	Total compensation
Grant Billing	79,500	85,000	5,058	169,558
Thomas Buchanan	76,500	85,000	5,058	166,558
Allan Edgeworth[4]	78,500	85,000	5,058	168,558
Randall Findlay	89,500	85,000	5,058	179,558
Lorne Gordon	173,500	100,000	5,951	279,451
David LeGresley	92,500	85,000	5,058	182,558
Robert Michaleski[5]	n/a	n/a	n/a	n/a
Leslie O'Donoghue	81,650	85,000	5,058	171,708
Jeffrey Smith	72,000	85,000	5,058	162,058
[1]	All fees awarded, earned, paid or payable in cash, for services in 2013.
[2]	The fair value of RSUs granted to the directors for 2013, estimated at $28.23 per share (the volume weighted average trading price of our common shares on the TSX for the last 20 trading days in 2012). We used the intrinsic value method at the date of the grant to calculate fair value, which is also how we account for the compensation cost of the share unit plan for accounting purposes. These RSUs vest on December 31, 2015 and their value on vesting will be based on the trading value of our common shares at that time, plus notional accrued dividends.
[3]	The value of dividend units earned in 2013 for RSUs granted for 2013, calculated using $35.46 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2013). Assumes dividend units will be earned at the current annualized dividend level ($1.68 per year) until the RSUs vest.
[4]	Mr. Edgeworth will be retiring from the board effective May 9, 2014.
[5]	Mr. Michaleski was paid in 2013 as the CEO.

Incentive plan awards

The table below shows the value of RSUs granted for 2011 that vested in 2013 and the dividend units they earned to December 31, 2013. You can find details of our share unit plan on page 57. We calculated the payout at $35.46 per share (the volume weighted average trading price of our common shares on the TSX for the last 20 trading days in 2013).

	Value of RSUs that vested during the year ($)
Grant Billing	152,620	[1]
Thomas Buchanan	139,925
Allan Edgeworth[3]	139,925
Randall Findlay	292,545	[1]
Lorne Gordon	158,613
David LeGresley	139,925
Robert Michaleski	3,074,595	[2]
Leslie O'Donoghue	139,925
Jeffrey Smith	152,620	[1]
[1]	Includes CRSUs held by former directors of Provident, which we assumed as part of our acquisition of Provident.
[2]	Includes RSUs and PSUs. PSUs were granted to Mr. Michaleski in his role as CEO.
[3]	Mr. Edgeworth will be retiring from the board effective May 9, 2014.

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The table below shows all RSUs held by directors as at December 31, 2013. We do not grant options to directors. RSUs granted for 2012 are scheduled to vest in full on December 31, 2014. RSUs granted for 2013 are scheduled to vest in full on December 31, 2015. We estimate the payout value on RSUs that have not vested at $37.42 per share (the closing price of our common shares on the TSX on December 31, 2013) and assume the RSUs will earn dividend units at the current annualized dividend level ($1.68 per year) until they vest.

	Number of RSUs that have not vested		Market or payout value of RSUs that have not vested ($)		Market or payout value of vested RSUs not paid out or distributed ($)
Grant Billing	5,679		241,134	[1]	–
Thomas Buchanan	5,839		247,945		–
Allan Edgeworth[3]	5,839		247,945		–
Randall Findlay	8,507		361,215	[1]	–
Lorne Gordon	6,869		291,651		–
David LeGresley	5,839		247,945		–
Robert Michaleski	81,843	[2]	3,459,554	[2]	–
Leslie O'Donoghue	5,839		247,945		–
Jeffrey Smith	5,679		241,134	[1]	–
[1]	Includes CRSUs held by former directors of Provident, which we assumed as part of our acquisition of Provident.
[2]	Includes RSUs and PSUs. PSUs were granted to Mr. Michaleski in his role as CEO.
[3]	Mr. Edgeworth will be retiring from the board effective May 9, 2014. All of his non-vested RSUs will continue to vest and be paid out in accordance with their terms after his retirement date.

Pembina Pipeline Corporation • Management information circular	49

Executive compensation

Our approach to executive compensation

With the closing of our acquisition of Provident on April 2, 2012, Pembina is now one of Canada's largest energy infrastructure companies. Founded in 1954, we went public in 1997 with a total enterprise value of $600 million, and now have a total enterprise value of approximately $15 billion (see About non-GAAP and additional GAAP measures on page 82).

This dramatic growth comes from having excellent leadership, a focused strategy and a working environment where accountabilities are clear, strong performance is expected and results are recognized.

Our goal is to provide highly competitive and reliable returns through monthly dividends while enhancing the long-term value of our shares.

Our strategy has four components:

1.	Generate value by providing customers with safe, cost-effective, reliable services.
2.	Diversify our asset base to provide integrated service offerings that enhance profitability and customer service.
3.	Implement growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life economic hydrocarbon reserves.
4.	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

We motivate our executives to focus on the success of the company by establishing a strong link between our strategy, corporate performance and compensation while building equity ownership. At the same time, we review the program every year to make sure it continues to be effective, is in line with what our peers are paying, is fair and reasonable, motivates our current team and attracts new talent when needed.

Linking strategy, performance and compensation

We align pay with strategy and performance by ensuring that:

•	the majority of executive compensation is variable and linked to performance;
•	performance is measured using metrics that are directly tied to our corporate strategy;
•	payouts of performance-based long-term incentives are linked to key long-term performance metrics relative to our peers; and
•	our compensation program takes into account the multi-year development horizons of our major energy infrastructure projects.

This approach is intended to motivate our executives, reward our shareholders and keep the focus on our long-term success.

Turn to page 56 for information about the measures we use for our short-term incentive awards and to page 63 for information about long-term incentive performance vesting.

Building equity ownership

As mentioned above, we believe executives should show their commitment to Pembina by owning our shares so we introduced share ownership guidelines in 2010 and revised them in 2013.

Executives must own, directly or indirectly, a multiple of their base salary in common shares or RSUs. The table below shows the required multiple, which increases with the level of responsibility. Executives had five years from the implementation of the guidelines in 2010, or the date of their appointment (whichever was later), to meet the original guidelines. In October 2013, the guidelines were changed to require that at least 50% of the share ownership requirement must be satisfied by common shares. Executives have five years from the amendment, or from the date of their appointment (whichever was later) to meet the 50% common share requirement. The CEO is required to hold the shares for one year after leaving the company.

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Ownership level as a multiple of base salary
CEO	4x
Senior VPs	2x
VPs	1x

The table below shows the equity holdings of the NEOs as of the date of this circular. As of the date of this circular, all of the NEOs met the guidelines, as amended, except Mr. Taylor and Mr. Murphy, who were appointed to Senior Vice President roles on September 4, 2013, and are not required to meet the guidelines for their positions until 2018.

	Number of common shares	Value of common shares[4] ($)	Estimated future payout of RSUs[5] ($)	Estimated total value of equity holdings ($)	Share ownership guideline ($)	Meets share ownership guidelines
Robert Michaleski CEO[1]	470,742	18,923,828	1,097,678	20,021,506	2,600,000	yes
Michael Dilger President and COO[1]	202,042	8,122,088	1,340,572	9,462,660	900,000	yes
Peter Robertson Senior Vice President, CFO	247,497	9,949,379	882,754	10,832,133	720,000	yes
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities[2]	1,400	56,280	470,557	526,837	730,000	no
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities[3]	7,357	295,751	468,199	763,950	730,000	no	[6]

[1]	On December 31, 2013, Mr. Michaleski retired and on January 1, 2014 Mr. Dilger was appointed CEO. Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO. Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO.
[2]	Mr. Taylor became Senior Vice President, NGL and Natural Gas Facilities on September 4, 2013.
[3]	Mr. Murphy became Senior Vice President, Pipeline and Crude Oil Facilities on September 4, 2013.
[4]	Calculated at $40.20 per common share (the closing price on the TSX on March 21, 2014).
[5]	Estimated at $37.42 per share (the closing price of our common shares on the TSX on December 31, 2013). Assumes dividend units will be earned at the current annualized dividend level ($1.68 per year) until the RSUs vest. You can find details about our share unit plan on page 57.
[4]	Mr. Murphy met the requirement of 2x base salary in equity ownership, however he did not hold 50% of that in common shares.

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Compensation in line with our peers

To make sure executive compensation is fair and competitive, we benchmark our compensation against a peer group of companies we compete with for talent.

The committee looks at an annual compensation survey provided by Mercer and compensation data published in other management information circulars and then, in consultation with Mercer, chooses a list of companies from the oil and gas and energy utilities sectors that are comparable in scope, measured by annual revenue, market capitalization, total assets, enterprise value and number of employees.

From this list, the committee creates two peer groups:

•	the compensation peer group, which is a combination of the companies in the Mercer survey and other companies whose proxies are reviewed. Data from these companies is used to set base salary, total cash compensation and total direct compensation. It includes companies from the oil and gas and energy utilities sectors; and
•	the performance peer group, mostly a sub-set of the compensation peer group, is used to assess our relative corporate performance when paying out performance share units under our long-term incentive plan, at the end of the performance period.

The table below shows the 2013 compensation peer groups, as well as the performance peer group.

	2013 Compensation peer groups (used to set target compensation, base salaries and target short-term incentives)		Performance peer group (used to determine our relative total shareholder return (TSR) and to calculate the PSU multiplier (see page 63)
Oil and Gas – pipeline/midstream	Proxy data	Mercer survey
Alliance Pipeline		x
AltaGas Ltd.	x	x	x
Enbridge Inc.	x	x	x
Enbridge Income Fund			x
Gibson Energy Inc.	x	x	x
Inter Pipeline Fund	x	x	x
Keyera Corp.	x	x	x
Kinder Morgan Canada Inc.		x
Plains Midstream Canada		x
Spectra Energy Transmission		x
TransCanada Corp.	x	x	x
Veresen Inc.	x	x	x
Oil & Gas – exploration and production
Apache Canada Ltd.		x
ARC Resources	x	x
Baytex Energy Corp.	x	x
ConocoPhillips Canada		x
Crescent Point Energy Corporation	x	x
Devon Canada Corporation		x
Enerplus Corporation	x	x
Harvest Operations Corp.		x
Murphy Oil Company Ltd.		x
Pengrowth Energy Corporation	x	x
Penn West Petroleum Ltd.	x	x
TAQA North Ltd.		x
Vermilion Energy Inc.	x	x
Utilities
ATCO Ltd.	x	x
Canadian Utilities Limited			x
Capital Power Corp.	x	x
Emera Inc.	x		x
Fortis Inc.	x		x
TransAlta Corp.	x	x
Total	19	27	12

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The table below shows how we compared against the two compensation peer groups on some of the key metrics as at October 31, 2012, when we established the 2013 peer group and set our 2013 compensation targets:

	Proxy data	Mercer data
annual revenue	near the 75th percentile	between the median and the 75th percentile
total assets	between the median and the 75th percentile	between the median and the 75th percentile
market capitalization	above the 75th percentile	above the 75th percentile
Enterprise value	near the 75th percentile	above the 75th percentile

Compensation process

Establish performance goals

In February of each year, management recommends to the committee for review and approval:

•  qualitative and quantitative corporate, business unit and individual performance goals for the short-term incentive plan; and

•  quantitative performance goals for the performance share units under the long-term incentive plan.

Performance goals include the core commercial, financial and operational objectives in our strategic plan, which is prepared by the executives and approved by the board.

The committee reviews and, in conjunction with management modifies, as required, and approves the performance goals.

Review competitiveness

Before the end of November every year, the committee:

•  carries out an annual benchmarking review;

•  establishes a compensation peer group to use as a reference point for assessing compensation data; and

•  establishes a performance peer group used as part of the performance vesting conditions for the performance share units under the long-term incentive plan.

With the help of its independent consultant, the committee:

•  reviews the total compensation provided by our peers for each position; and

•  completes an economic analysis of the forecasted salary budgets of our peers and industry.

Recommend compensation plan design changes and target compensation

Plan design

Management reviews our compensation and benefit programs and makes recommendations to the committee for review and approval in February of each year. The committee recommends to the board any changes to the compensation program.

Target compensation

The CEO recommends total target direct compensation and compensation mix for each named executive. The committee, with input from its independent consultant:

•  determines total target direct compensation and compensation mix for the CEO;

•  reviews the compensation recommendations for the other named executives; and

•  recommends to the board total target compensation and compensation mix for the year for the CEO and the other NEOs. Total target compensation is usually set at the 50th percentile of the compensation peer group, but the board can use its judgment to set it at between the 25th percentile and 75th percentile depending on the skill, competency and experience of each senior executive.

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Assess corporate performance

At the end of each year, management prepares an analysis of corporate performance against the approved performance goals.

The committee:

•  reviews management's analysis;

•  consults with external advisors;

•  reviews our performance against the performance peer group;

•  considers the results in the context of market and economic conditions, extraordinary internal and market-related occurrences and other extenuating circumstances; and

•  approves funding of the short-term incentive.

Determine compensation

The CEO recommends each element of compensation for each of the other named executives based on business unit and individual performance, and may seek input from other officers about the employees who report to each of them.

The committee, with input from its independent consultant, determines total compensation and each element of compensation for the CEO and reviews the other named executives recommendations received from management.

The committee's recommendations and review are based on the following:

•  recommendations from the CEO;

•  performance against business unit objectives;

•  individual experience, individual performance, internal pay equity, development and/or succession status, and other individual or organizational circumstances;

•  competitiveness of total direct compensation, based on our corporate performance;, and

•  the proportion of each compensation component relative to the total direct compensation, with the expectation that executives should have the highest amount and proportion of compensation at risk.

While the short- and long-term incentive plans include specific calculations to determine compensation eligibility, the committee believes that the rigid application of fixed formulas can result in unduly high or low rewards. The committee can therefore use its judgment to respond to unexpected developments in the energy sector and internal and market-related events to make compensation decisions it believes are appropriate, using the range between the 25th and 75th percentile of the compensation peer group as a guideline.

Finalize the grants

The committee, with input from its independent consultant:

•  prepares a report for the board that explains the factors and criteria its compensation recommendations are based on, including the relationship of the corporation's performance to compensation and how compensation supports the achievement of our corporate objectives; and

•  presents its recommendations to the board for approval.

The board can also use its judgment to respond to developments, using the range between the 25th percentile and the 75th percentile of the compensation peer group as a guideline.

Pembina Pipeline Corporation • Management information circular	54

Compensation elements

Our executive compensation program includes fixed and variable compensation, as well as a competitive package of benefits.

We generally target total direct compensation (base salary, plus short term incentives, plus long term incentive grants) at the 50th percentile of our peer group, but the board can use its reasoned judgment to set targets between 25th and 75th percentile depending on the skill, competency and experience of each senior executive.

The majority of compensation is made up of short and long-term incentives, which are “at risk” because their value is based on performance and is not guaranteed.

	Component	Objective	Form	Performance period
Fixed compensation	Base salary	Compensation for performing day-to-day responsibilities	• cash	one year
Variable compensation	Short-term incentive	Motivate executives to meet annual corporate, business unit and individual goals	• annual cash bonus	one year
	Long-term incentives	Align compensation with long-term performance and the interests of shareholders	• RSUs • PSUs	three years
Other compensation	Benefits	Provide market competitive benefits

• group life, accidental death and dismemberment, disability and extended health and dental insurance

• savings plan (Pembina matches employee contributions to a maximum of 5% of annual salary)

• non-taxable health spending account or taxable wellness spending account ongoing
	Pension (see page 73)	Provide market competitive benefits	• defined benefit plan • defined contribution plan	ongoing
	Perquisites	Provide market competitive benefits	• select perquisites to offset expenses, the cost of business meetings and relationship management, including a car allowance, parking and business club memberships	ongoing

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The committee determines the mix of components every year based on its review of competitive data, consistency with our overall compensation philosophy and its own judgment.

The graphs below show the 2013 target direct compensation mix for the Chief Executive Officer and an average for our other named executives. This year 77% of the CEO’s target total direct compensation and an average of 71% for the other named executives was at risk, directly aligning corporate, business unit and individual performance with the interests of shareholders (see page 59).

Base salary

Base salaries are reviewed annually and set based on market conditions, individual performance, level of responsibility, retention and internal equity considerations.

Short-term incentive

Short-term incentive awards are granted based on our performance against corporate, business unit and individual objectives tied to our core strategy.

Short-term incentives are calculated as a percentage of base salary. Each year’s short-term incentive target is set within a pre-defined range that is market competitive and depends on the responsibility of the role. This puts an effective cap on the amount an executive can receive in short-term incentive, ranging from 80% for Vice Presidents, to 150% for the CEO.

Short-term incentive target range as a % of salary
CEO	0 – 150%
COO[1]	0 – 120%
Senior Vice Presidents	0 – 110%
Vice Presidents	0 – 80%

1The position of COO was eliminated effective January 1, 2014 when Mr. Dilger was appointed CEO.

We calculate each executive’s short-term incentive award by multiplying the year’s short-term incentive target (usually the middle of the target range) by an overall business performance factor calculated for each executive.

Base salary	x	Short-term incentive target (usually middle of the target range)	x	Overall performance multiplier (different for each executive)	=	Short-term incentive award

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The overall performance multiplier for each executive is determined based on performance against corporate, business unit and individual performance objectives that are set at the beginning of each year.

Corporate performance objectives are tied to the core financial, safety and environment, and commercial and operational goals in our strategic plan. Business unit and individual objectives are also tied to our strategy, but are not publicly disclosed for competitive reasons.

The table below shows the weightings of each group of performance objectives, which vary depending on the responsibility of the role.

	Weightings for each group of performance objectives
	Corporate performance measures	Business unit performance measures	Individual performance measures
CEO	80%		20%
COO[1]	80%		20%
Senior Vice Presidents	40%	30%	30%
Vice Presidents	40%	30%	30%

1The position of COO was eliminated effective January 1, 2014 when Mr. Dilger was appointed CEO.

When determining the overall performance multiplier, the committee may use its judgment to adjust up or down based on factors that are not captured in the formal metrics. For example, a decision to complete a certain acquisition or business deal may have longer-term strategic benefits to the company that are not captured in the short-term performance metrics.

You will find a discussion of this year's targets and results on page 61.

Long-term incentives

Our business involves major commercial ventures and strategies that are developed over long periods of time. Long-term incentives are a key part of how we attract high performing executives in a highly competitive sector and motivate them to stay. We also believe it is important to encourage sustainable contributions that are more likely to maximize shareholder value over a longer period of time.

Long-term incentive targets are set using competitive market data supplied by Mercer. Individual grants are determined based on the long-term incentive target value at the time of grant and, when added to the base salary plus short-term incentive target value, generally, the target total direct compensation is at the 50th percentile compared to the peer group competitive market data. The board can use its discretion to set targets between 25th and 75th percentile of target total direct compensation depending on the skill, competency and experience of each senior executive. The value of the grant is calculated using the volume weighted average trading price of our common shares on the TSX for the last 20 trading days in the year before the grant.

The table below summarizes our two current long-term incentive plans. Some of the terms of the 2011 stock option plan will be changed if shareholders approve. You will find more information about the long-term incentive plans on page 78.

	Share unit plan	2011 Stock option plan
Purpose	Attract and retain qualified executive officers and employees. Promote a proprietary interest in Pembina and encourage maximum effort and investment in our success.

Provide an effective long-term incentive, rewarding participants for growth in the long-term trading price of our common shares.

Promote a proprietary interest in Pembina and encourage maximum effort and investment in our success.

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Focus management on operating and financial performance, long-term shareholder value and our strategic goals.
Eligibility	Directors Executive officers Employees See page 47 for information about RSUs granted to directors.

Employees below the level of supervisor, excluding supervisors

(Not eligible if participating in the share unit plan)

The plan will become eligible to all employees if shareholders approve the proposed amendments.

Award	RSUs PSUs (not available to directors) RSUs and PSUs do not have voting rights and cannot be assigned or transferred.	Options to buy common shares (up to the limits listed on page 78) Options cannot be assigned or transferred.
Dividends	RSUs and PSUs earn dividend equivalents every year in the form of dividend units.	None
Vesting

RSUs

• 1/3 vest on December 31 of the year granted;

•  1/3 vest on December 31 of the second anniversary; and

• 1/3 vest on December 31 of the third anniversary.

All RSUs granted to directors vest at the end of three years.

PSUs

Vest when performance vesting conditions have been met at the end of three years. See below for details.

Vesting and expiry determined by the board of directors. Historically, the board has granted options with a 7-year term that vest over three years, beginning one year after the grant date.
Payout

Paid out in cash as soon as possible after vesting.

Each unit that vests is worth the fair market value of one common share at the time of vesting, calculated using the weighted average trading price of our common shares on the TSX for the 20 trading days before the vesting date.

Each option that vests can be used to buy one Pembina common share. The price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options are approved.

PSU Performance vesting conditions

PSUs vest depending on our performance over a three-year period against two key measures that are established at the beginning of each 3 year performance period and tied to our strategic objectives.

Defined performance levels are set and our performance against the performance levels give us ratings of either below threshold base case, met base case or exceeded base case. The board compares actual performance to the ratings and uses a linear analysis to determine the performance multiplier. On rare occasions the board may modify the formula driven multiplier if in its judgment the resulting multiplier is not consistent with corporate performance, however it cannot exceed two times. Please turn to page 63 for a list of this year's performance targets and results.

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2013 Compensation

2013 was the most successful and exciting year In Pembina’s 60-year history. We began to see the benefits of our 2012 acquisition of Provident Energy Ltd., and our teams brought in record results and more growth projects than ever, while running our existing businesses safely and responsibility.

This year’s compensation decisions reflect that growth, our excellent performance against our targets and compared to our peers, market competitiveness and the retention and recruitment challenges we continue to face in Calgary, Alberta.

The board of directors reviewed Pembina's 2013 performance, analysis and recommendations of the human resources and compensation committee, and approved the following decisions on executive pay.

Total direct compensation

The table below shows total direct compensation paid or granted to the NEOs for 2013, compared to 2012. Total direct compensation includes earned base salary, short term incentive awards, and the value of grants under our long term incentive plan at the time of the grants. See below for a discussion of each component.

In 2013, compensation was higher than 2012 mostly because performance against corporate, business unit and individual objectives was well above target, which increased short term incentive awards compared to last year.

See page 67 for a discussion of each NEO's accomplishments this year.

Value of direct compensation received	2012	2013[4]	Change	2013 amount at risk
Robert Michaleski CEO[1]	$2,493,950	$3,310,822	32.8%	77%
Michael Dilger President and COO[1]	$1,584,560	$2,133,354	34.6%	73%
Peter Robertson Senior Vice President, CFO	$1,130,417	$1,544,791	36.7%	72%
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities[2]	$775,000	$959,192	23.8%	64%
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities[3]	$752,352	$969,005	28.8%	64%
[1]	On December 31, 2013, Mr. Michaleski retired and on January 1, 2014 Mr. Dilger was appointed CEO. Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO. Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO.
[2]	Mr. Taylor became Senior Vice President, NGL and Natural Gas Facilities on September 4, 2013.
[3]	Mr. Murphy became Senior Vice President, Pipeline and Crude Oil Facilities on September 4, 2013.
[4]	The amount included for the long-term incentive is the fair value of RSUs and PSUs granted to the NEOs for 2013, using $28.23 per share (the volume weighted average trading price of our common shares on the TSX for the last 20 trading days in 2012). Payouts of RSUs and PSUs are increased by the amount they earn in dividend equivalents (in the form of dividend units) whenever we pay dividends on our common shares, and these amounts are not included in this chart. See the summary compensation table on page 70 for more detail.

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Base salary

The table below shows each NEO’s annual base salary at the end of the year. Mr. Michaleski and Mr. Robertson’s increases were based on market competitiveness. Mr. Dilger’s increase reflects his new role as President and COO in 2013 and market competitiveness. Salary increases for Mr. Taylor and Mr. Murphy are based on individual performance and industry competitiveness, and to recognize their new roles.

	2012	2013	Change
Robert Michaleski CEO[1]	$625,000	$650,000	4.0%
Michael Dilger President and COO[1]	$425,000	$450,000	5.9%
Peter Robertson Senior Vice President, CFO	$343,350	$360,000	4.8%
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities[2]	$300,000	$365,000	20.8%
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities[3]	$290,000	$365,000	24.4%
[1]	On December 31, 2013, Mr. Michaleski retired and on January 1, 2014 Mr. Dilger was appointed CEO. Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO. Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO.
[2]	Mr. Taylor became Senior Vice President, NGL and Natural Gas Facilities on September 4, 2013. He received an increase of 6.7% on March 1, 2013 based on individual performance and industry competitiveness and 14.1% in recognition of his new appointment to Senior Vice President on September 4, 2013.
[3]	Mr. Murphy became Senior Vice President, Pipeline and Crude Oil Facilities on September 4, 2013. He received an increase of 10.3% on March 1, 2013 based on individual performance and industry competitiveness and 14.1% in recognition of his new appointment to Senior Vice President on September 4, 2013.

Short-term incentive

The table below shows how we calculated each executive’s short-term incentive award for 2013. Our performance against corporate and business unit objectives was above target in 2013, and all of our NEOs performed strongly with respect to individual objectives as well. See below for a discussion of performance measures and outcomes. The short term incentive awards for Mr. Taylor and Mr. Murphy were lower than the actual calculated amounts because they were pro-rated based on the portion of the year for which they were in their new roles.

	Base salary	x	Short-term incentive target	x	Overall performance multiplier	=	Calculated short- term incentive award[4]	Actual short- term incentive award[5]
Robert Michaleski CEO[1]	$650,000		75%		2.00		$975,000	$975,000
Michael Dilger President and COO[1]	$450,000		60%		2.00		$540,000	$540,000
Peter Robertson Senior Vice President, CFO	$360,000		55%		1.816		$359,568	$359,580
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities[2]	$365,000		55%		2.00		$401,500	$311,260
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities[3]	$365,000		55%		2.00		$401,500	$322,740

[1]	On December 31, 2013, Mr. Michaleski retired and on January 1, 2014 Mr. Dilger was appointed CEO. Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO. Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO.
[2]	Mr. Taylor became Senior Vice President, NGL and Natural Gas Facilities on September 4, 2013. Mr. Taylor's multiplier was set at 2.00, however due to exceptional individual and business unit performance, an additional $9,760 was paid as compensation.
[3]	Mr. Murphy became Senior Vice President, Pipeline and Crude Oil Facilities on September 4, 2013. Mr. Murphy's multiplier was set at 2.00, however due to exceptional individual and business unit performance, an additional $21,240 was paid as compensation.
[4]	Calculated results may vary from mathematical results due to proration of changes to base salary and short-term incentive targets throughout the year.
[5]	Actual results may differ from calculated results due to rerounding and due to proration of changes to salary and short-term incentive targets throughout the year.

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The overall performance multiplier for the NEOs is calculated based on a combination of corporate performance measures, business unit performance measures (where applicable) and individual performance measures, and calculated with the weightings for each NEO as set out in the table below.

	Weightings for each group of performance objectives
	Corporate performance measures	Business unit performance measures	Individual performance measures
Robert Michaleski CEO[1]	80%	N/A	20%
Michael Dilger President and COO[1]	80%	N/A	20%
Peter Robertson Senior Vice President, CFO	40%	30%	30%
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities2	40%	30%	30%
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities3	40%	30%	30%
[1]	On December 31, 2013, Mr. Michaleski retired and on January 1, 2014 Mr. Dilger was appointed CEO. Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO. Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO.
[2]	Mr. Taylor became Senior Vice President, NGL and Natural Gas Facilities on September 4, 2013.
[3]	Mr. Murphy became Senior Vice President, Pipeline and Crude Oil Facilities on September 4, 2013.

See below for how we calculated the corporate multiplier. Business unit and individual objectives and multipliers are not publicly disclosed for competitive reasons, however you can read about each NEO's individual and business unit performance this year starting on page 67.

Corporate performance

The 2013 corporate performance multiplier was based on our performance against financial, safety and environmental, and commercial and operational measures.

50% Financial measures Performance multiplier 2.00 X 50% = 1.00	+	20% Safety and environment measures Performance multiplier 1.75 X 20% = 0.35	+	30% Commercial and operational measures Performance multiplier 2.00 X 30% = 0.60	=	1.95

2013 financial measures – 50%

•	Our goal is to exceed our financial targets.
•	Target is met if within +/- 8%, exceeded if greater than 8%, not met if less than 8%.

	Target	Results		Outcome	Performance multiplier
Adjusted cash flow from operating activities[1]	$1.93 per share	$2.34 per share	+21.2%	exceeded	2.0
Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) [1]	$720.2 million	$831 million	+15.4%	exceeded

1 See About non-GAAP and additional GAAP measures on page 82.

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2013 safety and environment measures – 20%

•	Our goal is to improve our safety and environment record year over year and always meet or exceed safety and environment industry standards.

Performance outcome	Number of safety and environment measures within outcome	Performance multiplier
Exceeded	7
Met	6
Below target	1
Total safety and environment measures	14	1.75	[1]

1 Not all performance measures are equally weighted in arriving at the performance multiplier.

2013 commercial and operational measures – 30%

•	These measures change from year to year depending on our strategic priorities.
•	In 2013, the measures were tied to increasing our cashflow per share.

Performance outcome	Number of commercial and operational measures within outcome	Performance multiplier
Business Development
Exceeded[1]	1
Met	5
Below target	-
Total business development measures	6
Project delivery on time and on budget
Exceeded	-
Met	4
Below target	-
Total project delivery measures	4
Total commercial and operational measures	10	2.0	[1]

1Not all performance measures are equally weighted in arriving at the performance multiplier. In 2013, new committed business development projects far exceeded target, and we added $3.5 billion in commercially secured growth projects, including our Phase II crude and condensate and NGL pipeline expansions, our Phase III pipeline expansion, our Saturn II gas processing plant, and our second fractionator at Redwater.

Long-term incentives granted for 2013

Long-term incentives for 2013 were granted as described on page 57, which was based on competitive data supplied by Mercer.

The table below shows the number of RSUs and PSUs granted, along with their expected value at payout, assuming the performance targets for the PSUs have been met. No options were granted to NEOs in 2013. None of the named executives held any outstanding stock options as at December 31, 2013.

	RSUs	PSUs	Expected value at payout (assuming performance targets are met)[4]
Robert Michaleski	27,630	32,235	$1,945,273
CEO[1]
Michael Dilger	16,738	23,911	$1,324,269
President and COO[1]
Peter Robertson	12,752	16,578	$954,400
Senior Vice President, CFO
Stuart Taylor	5,668	5,668	$367,611
Senior Vice President, NGL and Natural Gas Facilities[2]
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities[3]	5,668	5,668	$367,611
[1]	On December 31, 2013, Mr. Michaleski retired and on January 1, 2014 Mr. Dilger was appointed CEO. Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO. Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO.
[2]	Mr. Taylor was appointed Senior Vice President, NGL and Natural Gas Facilities on September 4, 2013.

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[3]	Mr. Murphy was appointed Senior Vice President, Pipeline and Crude Oil Facilities on September 4, 2013.
[4]	Estimated at $28.23 per share (the volume weighted average trading price of our common shares on the TSX for the last 20 trading days in 2012). Assumes dividend units will be earned at the current annualized dividend level ($1.68 per year) until the RSUs and PSUs vest. The value shown for PSUs is their target value. It assumes 100% of the PSUs are paid out and that the performance multiplier is 1.0.

Performance vesting conditions for PSUs granted for 2013

Performance period: January 1, 2013 – December 31, 2015

The actual number of PSUs that will vest in 2015 depends on our performance against the following key measures. These were established at the beginning of the year and are tied to our strategic objectives.

We calculate total shareholder return for the performance period as:

•	the weighted average trading price of the security on the Toronto Stock Exchange for the last 20 trading days of the performance period, less
•	the weighted average trading price of the security on the Toronto Stock Exchange for the last 20 days just before the performance period, plus
•	all dividends or distributions paid during the performance period, divided by the weighted average trading price of the security on the same stock exchange for the last 20 trading days before the beginning of the performance period.

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We calculate earnings before interest, taxes depreciation and amortization (EBITDA) as:

•	operating margin, less
•	general and administrative expenses, less
•	realized gains or losses on commodity-related derivative financial instruments, plus
•	cash distributions from Fort Corp.

We calculate the three-year trailing average EBITDA per common share as the simple average of the EBITDA per common share for each of the three fiscal years included in the performance period.

Long-term incentives vested in 2013 and paid out in 2014

Long-term incentive grants vested in 2013 and paid out in 2014 include the following RSUs and PSUs that vested on December 31, 2013 and dividends they earned to December 31, 2013.

•	the final 1/3 of the RSUs granted for 2011;
•	the second 1/3 of the RSUs granted for 2012;
•	the first 1/3 of the RSUs granted for 2013; and
•	the PSUs granted for 2011, all of which vested (the performance multiplier was 1.88 – see page 65 for information about how we calculated it).

		Vested in 2013
		RSUs	RSUs	RSUs	PSUs	Total paid out
		2011	2012	2013	2011	in 2014[4]
Robert B. Michaleski CEO[1]	Units Dividend units	9,091 1,233	7,797 715	9,210 427	51,277 6,956	$3,074,595
Michael H. Dilger President and COO[1]	Units Dividend units	4,715 640	4,713 432	5,579 259	26,593 3,607	$1,650,237
Peter D. Robertson Senior Vice President, CFO	Units Dividend units	3,997 542	3,427 314	4,251 197	22,539 3,057	$1,358,969
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities[2]	Units Dividend units	2,086 283	1,663 152	1,889 88	11,761 1,595	$692,073
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities[3]	Units Dividend units	1,903 258	1,608 147	1,889 88	10,733 1,456	$641,188
[1]	On December 31, 2013, Mr. Michaleski retired and on January 1, 2014 Mr. Dilger was appointed CEO. Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO. Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO.
[2]	Mr. Taylor was appointed Senior Vice President, NGL and Natural Gas Facilities on September 4, 2013.
[3]	Mr. Murphy was appointed Senior Vice President, Pipeline and Crude Oil Facilities on September 4, 2013.
[4]	Value of units and dividend units that vested December 31, 2013, calculated using $35.46 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2013). Dividend units earned at $1.56 for 2011, $1.605 for 2012 and $1.645 for 2013.. PSU multiplier is 1.88.

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How we calculated the PSU performance multiplier

PSUs granted: January 1, 2011

Performance period: January 1, 2011 – December 31, 2013

Total shareholder return vs the performance peer group for the performance period

• higher than median – 1 to 2x

• at median – 1x

• lower than median – 0 to 1x

Peer group median

52.1%

Pembina performance

91.9%

Performance multiplier

higher than median (91.9/52.1) = 1.76

Distributable cash per common share [1]
(3 year trailing average – stretch target)

• above target case – 1 to 2x $1.81 to $1.89

• target case –1x $1.81

• below target case – 0 to 1x $1.66 to $1.81

• threshold – 0 <$1.66

Pembina performance

$1.97

Performance multiplier

above target case = 2.0

x 50% weighting		x 50% weighting
0.88	+	1.0	=	1.88

Total shareholder return (see page 40)
AltaGas Income Trust
Canadian Utilities Limited
Emera Inc.
Enbridge Inc.
Enbridge Income Fund
Fortis Inc.
Inter Pipeline Fund
Keyera Facilities Income Fund
TransCanada Corporation
Valener
Veresen
Peer group median	52.1%

Distributable cash per common share[1]
2011	1.73
2012	1.85
2013	2.34
Three year average	1.97

1 We calculate distributable cash in any year as EBITDA less (a) the amount of interest paid or accrued, excluding interest capitalized on construction projects, by Pembina during that year on account of indebtedness other than on account of indebtedness owing by Pembina to an affiliate; and (b) any income tax or other taxes payable (and not otherwise recoverable) in respect of such fiscal year. Distributable cash per common share means the actual amount of distributable cash per common share for each of the three years included in the performance period.

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Compensation and share performance

The graph below is the change in a $100 investment in Pembina common shares over the past five years (trust units before our conversion to a corporate structure), assuming all distribution units are reinvested, compared to the same investment in the S&P/TSX Composite Index for the same period (assuming all dividends are reinvested). It also shows how the total annual compensation of our NEOs has changed over the last three years. The amount included in the total annual compensation for the long-term incentive is the fair value of RSUs and PSUs granted to the NEOs for 2013. Please see page 70 for information about how we calculate total compensation.

The graph shows that Pembina has outperformed the broader Canadian equity market, as represented by the S&P/TSX Composite Index, while compensation has increased modestly (mostly in the form of variable long-term incentives).

Our cumulative total return for the five-year period ending December 31, 2013 was 251% compared to the index return of 76%. We have also demonstrated above median performance against our performance peer group in the past three years (see page 40 for details).

Please note that the returns in the chart cannot be directly compared to total shareholder return shown on page 65, which is calculated over a different period of time (for the PSU three-year performance period).

Cumulative total return since January 1, 2009

Pembina common shares and the S&P/TSX Composite Index

(Source: Bloomberg)

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Compensation review – NEOs

Robert (Bob) B. Michaleski, CEO (until December 31, 2013)

Responsible for ensuring Pembina meets its four corporate objectives:
• generating value by providing customers with cost-effective, reliable services;
•	diversifying and integrating our asset base;
•	implementing growth in a safe and environmentally responsible manner; and
•	maintaining a strong balance sheet through prudent financial management.

Mr. Michaleski has been Pembina’s Chief Executive Officer since January 2000, and until February 15, 2012 he also served as President. He has served Pembina in various senior management and executive capacities for over 30 years: he was appointed Controller in 1980, Vice President, Finance in 1992 in connection with Pembina’s initial public offering, and Vice President, Finance and Chief Financial Officer in 1997.

He holds a Bachelor of Commerce (Honours) Degree from the University of Manitoba and received his Chartered Accountant designation in 1978.

In September 2013, Mr. Michaleski formally announced that he would be retiring on December 31, 2013.

2013 Results

Under Mr. Michaleski’s leadership, Pembina has successfully pursued a business strategy focused on prudent financial management, reliable service and responsible growth.

Our goal each year is to provide highly competitive and reliable returns to investors through monthly dividends while enhancing the long term value of our common shares. This year we increased our quarterly dividends by 3.7% effective August 9, 2013, generated total shareholder return (TSR) of 38% and a 3 year trailing TSR average of 91.9% which is 40% higher than our performance peer group median TSR.

2013 was a solid year financially. Our net operating income increased 40% in 2013 and our adjusted cash flow per share increased by 22.5% compared to 2012. We also ensured that our general and administrative costs did not exceed 13.5% of net operating margin, and we met or exceeded 13 out of 16 of our safety and environment goals. We were especially proud of the significant improvement we continue to make in reducing our motor vehicle incident frequency: while Pembina employees drove more than 12 million km in 2013 (a record high), our related motor vehicle incident ratio improved 30%.

One of Mr. Michaleski’s major goals in 2013 was to identify a qualified successor for his position. Mr. Dilger was identified as a potential successor and in February 2012, the board appointed Mr. Dilger President in addition to his existing role as COO, and then to President and CEO effective January 1, 2014.

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Michael (Mick) H. Dilger, President and CEO (effective January 1, 2014)

Oversees our strategy and the operation and development of our four business units, ensuring we deliver safe and environmentally responsible performance that generates value for both our customers and our investors. Also plays a key role in identifying new business opportunities and growth projects.

Mr. Dilger joined Pembina in 2005 as Vice President, Business Development, was appointed COO in 2008 and to President and COO in February 2012 (and as President and CEO effective January 1, 2014). Before Pembina he was a senior executive in various finance and business development positions in oil and gas and infrastructure organizations ranging from initial capitalization phase enterprises to the subsidiaries of multi-national corporations, including Nova Corporation and TransCanada PipeLines Limited. His expertise includes corporate and strategic development, acquisitions and divestitures as well as finance and business development.

He has been a chartered accountant since 1989 and holds a Bachelor of Commerce Degree from the University of Calgary.

2013 Results

Mr. Dilger provided tremendous leadership in 2013. He reorganized the operations side of the business to have a more customer focused value chain, changed our structure, and created and filled two new senior positions: Senior Vice President, NGL and Gas Processing and Senior Vice President, Pipelines and Crude Oil Facilities.

Mr. Dilger continues to lead the execution of our strategy of growth and vertical integration, and was instrumental in implementing $3.5 billion dollars in business development initiatives. Pembina's business units under Mr. Dilger's leadership achieved adjusted EBITDA of $831 million which is approximately $111 million above the original target and 41% higher than 2012.

Mr. Dilger will focus his efforts in 2014 on achieving Pembina’s goal of providing highly competitive and reliable returns to investors through monthly dividends while enhancing the long term value of our common shares.

Peter D. Robertson, Senior Vice President and CFO

Handles our financial affairs including corporate accounting, internal audit and compliance and taxation. He also overseas our information services, risk, insurance and treasury groups and leads the financing of all of our acquisitions and expansion projects through the debt and equity markets, while maintaining a healthy balance sheet that ensures readiness for future growth.

Mr. Robertson joined Pembina in 1991 as Controller and was appointed to his current role in January 2000. Before Pembina he was Manager of Accounting for Peace Pipe Line (before it was acquired by Pembina in 1991) and held a series of increasingly responsible finance related positions with several oil and gas and utility businesses.

He has been a chartered accountant since 1975 and is a member of the Scottish and Alberta Institutes.

In September 2013, Mr. Robertson formally announced that he would be retiring on December 31, 2014.

2013 Results

Mr. Robertson was instrumental in raising more than $1 billion in new capital, including a component of 30 year term debt, the inaugural entry into the preference share market and maintenance of our credit ratings.

In addition Mr. Robertson ensured the continuous enhancement of information technology, procurement practices and risk mitigation to keep pace with Pembina’s growth.

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Paul Murphy, Senior Vice President, Pipelines and Crude Oil Facilities

Oversees the safe, reliable and responsible operation of Pembina’s Conventional Pipelines Unit (CBU), Oil Sands and Heavy Oil Business Unit (OBU) and the crude oil related segment of the Midstream Business Unit (MBU). He also oversees the Major Projects and Operating Services departments.

Mr. Murphy joined Pembina in February 2011 as Vice President, Conventional Pipelines and was appointed to his current role as Senior Vice President in September 2013. Before Pembina, he was Vice President of the NGL extraction business unit with Inter Pipeline Fund and held several management positions with major transportation and processing companies including TransCanada PipeLines, Westcoast Energy and Williams Energy.

He has a Bachelor of Science in Geology from the University of Calgary in 1984 and is a member of APPEGA.

2013 Results

CBU had a record year in throughput volumes, EBITDA, execution of capital projects and securing growth projects for the future. Major accomplishments include the successful construction and commissioning of the Phase I pipeline capacity expansion and securing long term commercial support for the Phase II and Phase III pipeline capacity expansion projects, which together represent almost $2.8 billion of growth capital projects. EBITDA at OBU was 7% higher than the original 2013 budget, and 11% higher than budget at MBU.

Stuart (Stu) Taylor, Senior Vice President, NGL & Natural Gas Facilities

Oversees two business units: NGL and Gas Services (GBU). He is responsible for the overall development and delivery of Pembina’s HVP services, and for ensuring their shared value for both Pembina and our customers. He methodically reviews Pembina’s service offerings and opportunities along every step of the hydrocarbon value chain, from wellhead to market, to ensure Pembina’s continued success.

Mr. Taylor joined Pembina in 2009 as Vice President, Gas Services, and was appointed to his current role as Senior Vice President in September 2013. Before Pembina Mr. Taylor held various executive and management positions with energy companies in Calgary, including Talisman, VISTA, TransCanada PipeLines and NOVA Corporation.

2013 Results

NGL significantly exceeded its 2013 EBITDA budget and was the largest business unit contributor to our consolidated EBIDTA. It contracted out and are in the process of doubling fractionation capacity in the Saskatchewan area, adding appropriate facilities and product interconnectivity. The Redwater operation exceeded budget in both sales volumes and purchase volumes.

GBU met its budget with the exception of some unplanned outages and operational delays. Its EBITDA was 30% higher than 2012, process capacity was 35% higher than 2012, and operating expenses were cost effective and market competitive. It also committed to $216.6 million in capital projects in 2013, which meets its established investment criteria.

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Summary compensation table

The table below shows the value of all compensation paid to the named executives in 2013. None of the NEOs have received any options to buy Pembina common shares, or other option-based compensation or non-equity long-term incentive compensation, since 2002. As at December 31, 2013, none of them held any outstanding stock options.

		Salary[4] ($)	Share-based awards[5] ($)	Non-equity incentive plan compensation — Annual incentive plans[6] ($)	Pension value[7] ($)	All other compensation[8] ($)	Total compensation ($)
Robert Michaleski	2013	645,833	1,689,989	975,000	135,081	151,592	3,597,495
CEO[1]	2012	618,933	1,406,267	468,750	138,562	123,444	2,755,956
	2011	588,600	1,177,189	529,740	-4,054	113,817	2,405,292
Michael Dilger	2013	445,833	1,147,521	540,000	101,022	109,309	2,343,685
President and COO[1]	2012	415,833	849,977	318,750	97,507	83,587	1,765,654
	2011	368,333	610,498	333,000	45,655	64,790	1,422,276
Peter Robertson	2013	357,225	827,986	359,580	77,119	85,862	1,707,772
Senior Vice President, CFO	2012	340,708	618,034	171,675	65,315	67,446	1,263,178
	2011	325,917	517,445	245,250	35,248	63,076	1,186,936
Stuart Taylor	2013	327,917	320,015	311,260	77,173	54,268	1,090,633
Senior Vice President, NGL and	2012	295,000	299,999	180,000	53,314	127,350	955,663
Natural Gas Facilities[2]	2011	266,667	270,009	162,133	40,182	49,479	788,470
Paul Murphy	2013	326,250	320,015	322,740	71,074	53,984	1,094,063
Senior Vice President, Pipeline	2012	288,333	290,019	174,000	45,237	48,314	845,903
and Crude Oil Facilities[3]	2011	245,000	246,400	140,133	33,813	45,710	711,056

[1]	On December 31, 2013, Mr. Michaleski retired and on January 1, 2014 Mr. Dilger was appointed CEO. Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO. Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO. Neither Mr. Michaleski nor Mr. Dilger received compensation as directors in 2013. Mr. Michaleski will be compensated as a director in 2014 since he is no longer an employee.
[2]	Mr. Taylor was appointed Senior Vice President, NGL and Natural Gas Facilities on September 4, 2013.
[3]	Mr. Murphy was appointed Senior Vice President, Pipeline and Crude Oil Facilities on September 4, 2013.

[4]	Total base salary earned as of December 31. We have restated 2011 and 2012, which in previous years showed the annual base salary at December 31.

[5]	The amount for 2013 represents the fair value of RSUs and PSUs granted to the NEOs for 2013. We calculated the number of RSUs and PSUs granted by dividing the dollar amount granted by $28.23 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2012).

The RSUs are scheduled to vest 1/3 per year, on December 31 of 2013, 2014 and 2015. The amount the NEOs will receive in cash depends on the trading value of our common shares at the time of vesting.

The PSUs are scheduled to vest on December 31, 2015 as long as the performance vesting criteria have been met.

The value shown in the table for PSUs is their target value, assumes 100% of the PSUs are paid out and that the performance multiplier is 1.0. The number of PSUs that actually vests, and the payout the NEOs actually receive, will depend on our performance against the performance vesting criteria and can range from 0 to 200%. If the performance criteria are not met and the board decides that no PSUs will vest, the payout could be $0.

Payouts of RSUs and PSUs are increased by the amount they earn in dividend equivalents (in the form of dividend units) whenever we pay dividends on our common shares. See page 57 for information about RSUs and PSUs.

[6]	Cash bonuses for 2013, which were paid in 2014.
[7]	Includes all compensation related to our pension plans. The amount include service costs and other compensatory items in the defined benefit plan, including plan changes and earnings that are different from the estimated earnings. See page 73 for information about our pension plans.
[8]	Includes a car allowance, parking and business club memberships, and in the case of Mr. Taylor for 2012, included some unused vacation payout. Also includes the value of dividend units earned on RSUs and PSUs granted in 2013, calculated using $35.46 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2013) and assumes dividend units will be earned at the current annualized dividend level ($1.68 for 2013).

Pembina Pipeline Corporation • Management information circular	70

Incentive plan awards

Outstanding share-based awards

The table below shows all PSUs and RSUs outstanding at December 31, 2013. None of the NEOs held any options at December 31, 2013.

	Number of shares or units of shares that have not vested (#)		Market or payout value of share-based awards that have not vested ($)		Market or payout value of vested share-based awards not paid out or distributed ($)
Robert Michaleski	26,217RSUs	[4]	$1,097,678 RSUs	[4]	–
CEO[1]	55,626PSUs	[5]	$2,361,876 PSUs	[5]	–
	Total: 81,843		Total: $3,459,554		–
Michael Dilger	15,871RSUs	[4]	$664,504RSUs	[4]	–
President and COO[1]	38,049PSUs	[5]	$1,615,571 PSUs	[5]	–
	Total: 53,920		Total: $2,280,075		–
Peter Robertson	11,927RSUs	[4]	$499,258RSUs	[4]	–
Senior Vice President, CFO	26,858PSUs		$1,140,412 PSUs	[5]	–
	Total: 38,785		Total: $1,639,670		–
Stuart Taylor	5,443 RSUs	[4]	$227,925 RSUs	[4]	–
Senior Vice President, NGL and	10,658 PSUs	[5]	$452,520 PSUs	[5]	–
Natural Gas Facilities[2]	Total: 16,101		Total: $680,445		–
Paul Murphy	5,387 RSUs	[4]	$225,568 RSUs	[4]	–
Senior Vice President, Pipeline and	10,492 PSUs	[5]	$445,485 PSUs	[5]	–
Crude Oil Facilities[3]	Total:15,879		Total: $671,053		–
[1]	On December 31, 2013, Mr. Michaleski retired and on January 1, 2014 Mr. Dilger was appointed CEO. Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO. Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO.
[2]	Mr. Taylor was appointed Senior Vice President, NGL and Natural Gas Facilities on September 4, 2013.
[3]	Mr. Murphy was appointed Senior Vice President, Pipeline and Crude Oil Facilities on September 4, 2013.
[4]	Includes:
•	1/3 of the RSUs granted for 2012 and scheduled to vest on December 31, 2014, and
•	2/3 of the RSUs granted for 2013 and scheduled to vest and be paid: 1/3 on December 31, 2014 and 1/3 on December 31, 2015.

Estimated at $37.42 per share (the closing price of our common shares on the TSX on December 31, 2013). Assumes dividend units will be earned at the current annualized dividend level ($1.68 per year) until the RSUs vest.

[5]	Includes (as long as the performance vesting criteria have been met):
•	PSUs granted for 2012 that are scheduled to vest on December 31, 2014; and
•	PSUs granted for 2013 that are scheduled to vest on December 31, 2015.
Estimated at $37.42 per share (the closing price of our common shares on the TSX on December 31, 2013). Assumes dividend units will be earned at the current annualized dividend level ($1.68 per year) until the PSUs vest, that 100% of the PSUs are paid out and that the performance multiplier is 1.0. See page 63 for information about the performance multiplier.

Pembina Pipeline Corporation • Management information circular	71

Value vested or earned during the year

The table below shows the value of RSUs and PSUs that vested in 2013, as well as the cash bonuses (non-equity incentive) earned for 2013.

	Share-based awards — value vested during the year[4] ($)	Non-equity incentive plan compensation — value earned during the year[5] ($)
Robert Michaleski CEO[1]	3,074,595	975,000
Michael Dilger President and COO[1]	1,650,237	540,000
Peter Robertson Senior Vice President, CFO	1,358,969	359,580
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities[2]	692,073	311,260
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities[3]	641,188	322,740
[1]	On December 31, 2013, Mr. Michaleski retired and on January 1, 2014 Mr. Dilger was appointed CEO. Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO. Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO.
[2]	Mr. Taylor was appointed Senior Vice President, NGL and Natural Gas Facilities on September 4, 2013.
[3]	Mr. Murphy was appointed Senior Vice President, Pipeline and Crude Oil Facilities on September 4, 2013.
[4]	Share-based awards include payouts of RSUs and PSUs that vested on December 31, 2013, along with the corresponding dividend units eared to December 31, 2013:

• the final 1/3 of the RSUs granted for 2011;

• the second 1/3 of the RSUs granted for 2012;

• the first 1/3 of the RSUs granted for 2013; and

• all of the PSUs granted for 2011, calculated using a performance multiplier of 1.88

Dividends were paid each year as follows: 2011: $1.56 2012: $1.605 2013: $1.645
[5]	Cash bonuses for 2013, which were paid in 2014.

Pembina Pipeline Corporation • Management information circular	72

Pension plan benefits

All full time employees are enrolled in the Pembina Pension Plan (the pension plan), which is registered under the Income Tax Act (Canada) and the Employment Pension Plans Act (Alberta). The Income Tax Act (Canada) limits the amounts that can be contributed and paid out under the plan. We also offer a supplementary retirement plan. You can find more information about these plans in Note 20 to our 2013 audited consolidated financial statements (on our website, www.pembina.com).

Pension plan

The pension plan includes a defined contribution plan and a defined benefit plan. Eligibility and contribution levels are based on a point system calculated by adding the participant's age and the number of years of service with Pembina on January 1 of the calendar year:

•	under 50 points — employees are enrolled in the defined contribution plan
•	50 points or more — employees are enrolled in the defined benefit plan.

Early retirement starts at age 55 and normal retirement is the first day of the month on or after the employee turns 65. The employee must be with Pembina for two years before he or she can start receiving benefits under the pension plan.

Defined contribution plan

This plan is designed to satisfy retirement planning objectives of early and mid-career employees. Employees are not allowed to contribute to the defined contribution plan, and employees choose how they want to invest the money.

We contribute to the defined contribution plan as follows:

•	5% of the employee's base earnings semi-monthly for employees with less than 40 points; and
•	10% of the employee's base earnings semi-monthly for employees with between 40 and 50 points.

Defined benefit plan

Employees are not allowed to contribute to the defined benefit plan. The basic benefit is 1.4% of the employee’s highest 3-year average base salary in the final 120 months of employment. If the employee retires early, the pension benefit is reduced by 0.25% for each month before the employee turns 62.

The NEOs are all members of the defined benefit plan because they each have 50 points or more.

Liabilities under the defined benefit plan are secured by assets that are segregated from our general assets and held in trust.

Supplementary retirement plan

Employees can also earn supplementary benefits under the our supplementary retirement plan. This plan is designed to provide benefits to employees beyond the limitations imposed by the Income Tax Act. The supplementary plan pays benefits for 120 months.

The total benefit under both the defined benefit and supplementary retirement plans cannot be more than 1.4% of the employee’s highest 3-year average base salary in the final 120 months of employment, multiplied by his or her defined benefit pensionable service.

Liabilities under the supplementary plan are unsecured.

Pembina Pipeline Corporation • Management information circular	73

Annual pension benefits payable

The table below shows the total estimated annual benefits payable to each NEO under the defined benefit and supplementary retirement plans, and the present value of our accrued obligation.

		Annual benefits payable ($)
	Years of credited service	At year end	At age 65[4]	Defined benefit obligation at start of 2013 ($)	Compensatory change ($)	Non- compensatory change[5] ($)	Defined benefit obligation at end of 2013 ($)
Robert Michaleski CEO[1]	35.25	290,127	290,127	4,231,293	135,081	248,036	4,614,410
Michael Dilger President and COO[1]	8.8333	50,703	144,078	622,759	101,022	(19,214)	704,567
Peter Robertson Senior Vice President, CFO	28.0833	134,181	156,703	1,867,024	77,119	32,302	1,976,445
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities[2]	4.5000	18,752	77,302	199,788	77,173	(5,479)	271,482
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities[3]	2.8333	11,873	64,606	102,684	71,074	(2,674)	171,084
[1]	On December 31, 2013, Mr. Michaleski retired and on January 1, 2014 Mr. Dilger was appointed CEO. Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO. Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO.
[2]	Mr. Taylor was appointed Senior Vice President, NGL and Natural Gas Facilities on September 4, 2013.
[3]	Mr. Murphy was appointed Senior Vice President, Pipeline and Crude Oil Facilities on September 4, 2013.
[4]	At age 65 or attained age if older than 65.
[5]	The non-compensatory change is the increase or decrease in our accrued obligation for reasons not related to the compensatory change. It includes interest on accrued obligations at December 31, 2013 and changes to mortality rate tables and discount rates.

Pembina Pipeline Corporation • Management information circular	74

Termination and change of control

The table below shows the payments we will make to the NEOs and other senior officers when employment is terminated or there is a change of control of the corporation, as specified in their employment agreements.

	Cash payment	Share unit plan	2011 Stock option plan (executives do not participate)
Retirement • 65 or older, or • 55 or older with at least three years of service, when age plus years of service is 65 or more, and • in either case, the board approves	• none	• grants made during the retirement year are prorated to the retirement date • unvested RSUs and PSUs vest as though the executive is still employed with the company	• unvested options expire immediately • vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later)
Disability	• none	• unvested RSUs and PSUs vest as though the executive is still employed with the company	• same as retirement
Resignation	• none	• unvested RSUs and PSUs are forfeited and cancelled	• same as retirement
Death	• none	• all unvested RSUs and PSUs vest as of the last day of work and the board determines the performance multiplier for PSUs unless specified otherwise in the grant agreement	• same as retirement
Constructive dismissal	• retirement allowance (see below)	• same as retirement	• same as retirement
Termination without cause	• retirement allowance (see below)	• same as retirement	• same as retirement
Termination with cause	• none	• same as resignation	• options expire immediately
Change of control [1,2]	• none

• unvested RSUs and PSUs become fully vested and are paid out on the effective date of the change of control (or as soon as possible after), including all dividend units.

•  the board determines the performance multiplier for the PSUs before the effective date of the change of control, or the performance multiplier will be at target level

• option holders are granted the number of securities of the successor issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except in certain circumstances[3]
[1]	If the CEO, COO and CFO are offered continued employment on comparable terms, RSUs and PSUs granted to executive officers will not vest or be paid out and will continue to vest in accordance with their terms in respect of the successor issuer.
[2]	Unvested RSUs granted to directors will only vest if the director stops serving as a director immediately following the change of control.
[3]	The exceptions are:
•	the transaction does not provide for substitution or replacement of Pembina's common shares;
•	the board (acting reasonably) determines that a substitution or replacement of Pembina's shares isn't practicable or that it would result in adverse tax consequences for option holders; and
•	the replacement securities are not (or won't be) listed and posted on a recognized stock exchange.
In these cases, outstanding options will fully vest and can be exercised before the transaction is completed. Unexercised options will be forfeited and cancelled without compensation subject to the board of director's discretion.

Pembina Pipeline Corporation • Management information circular	75

Retiring allowances

We grant cash payments called retiring allowances for:

•	termination without cause;
•	constructive dismissal (within 180 days of a fundamental change in employment); and
•	failure to provide a comparable position and duties and same or comparable compensation and benefits after a change of control (within 180 days of the effective date of the transaction).

These are defined in the employment agreements.

Under these circumstances, executives are entitled to receive a cash payment equal to:

•	the notice period specified in the executive's contract

multiplied by

•	the sum of the executive's:
•	salary for the current year
•	another 20% of current salary (in lieu of employment benefits and certain other payments)
•	the simple average of annual short-term incentive award for the past three years

Notice period for the NEOs
Robert Michaleski, CEO	2 years
Michael Dilger, President and COO	2 years
Peter Robertson, Senior Vice President, CFO	2 years
Stuart Taylor, Senior Vice President, NGL and Natural Gas Facilities	2 years
Paul Murphy, Senior Vice President, Pipeline and Crude Oil Facilities	2 years

The NEOs can choose to receive the full amount in a lump sum within 30 days of their termination date, or in two equal payments over two years. Payments will not be reduced by any amounts the executive earns after leaving Pembina.

Our retiring allowances include standard confidentiality provisions, effective for two years. As a condition of payment, the executive releases Pembina from any further obligation or liability.

How we define change of control

The definition of change of control is different for the executive employment agreements, the share unit plan and the 2011 stock option plan.

Executive employment agreements

One of the following:

•	acquisition of 50% or more of our issued and outstanding voting securities;
•	sale of more than 50% of our net assets;
•	an acquisition requiring shareholder approval;
•	dissolution, liquidation or winding-up of the company;
•	change in the composition of our board following a contested election of directors or a meeting of our shareholders with an item of business related to director election or another transaction, when the directors before the event no longer constitute a majority of directors after the event; and
•	another comparable event, as determined by the board.

Share unit plan

One of the following (unless the CEO, COO and CFO are offered continued employment on comparable terms):

•	acquisition of 50% or more of our issued and outstanding voting securities;

Pembina Pipeline Corporation • Management information circular	76

•	sale of more than 50% of our net assets;
•	dissolution, liquidation or winding-up of the company;
•	an acquisition requiring shareholder approval;
•	the majority of directors step down from the board; and
•	another comparable event, as determined by the board.

2011 Stock option plan

One of the following:

•	completion of a merger, amalgamation or an arrangement;
•	sale of all or substantially all of our assets and undertakings; and
•	become subject to a takeover bid or another comparable transaction.

Estimated payments

The following table shows the estimated incremental payments that would have been paid to each of the NEOs if they had been terminated on December 31, 2013 (with and without a change of control):

				Share unit plan payments[5] ($)		Total ($)
Name	Salary[4] ($)	Annual incentive bonus[5] ($)	Benefits and perquisites ($)	Termination without cause/ constructive dismissal[6,7]	Change of control and termination[7,8]	Termination without cause / constructive dismissal	Change of control and termination
Robert Michaleski Chief Executive Officer[1]	1,300,000	1,315,660	260,000	3,459,554	3,459,554	6,355,214	6,355,214
Michael Dilger President and COO[1]	900,000	794,500	180,000	2,280,075	2,280,075	4,154,575	4,154,575
Peter Robertson Senior Vice President, CFO	720,000	517,670	144,000	1,639,670	1,639,670	3,021,340	3,021,340
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities[2]	730,000	435,596	146,000	680,445	680,445	1,992,041	1,992,041
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities[3]	730,000	424,582	146,000	671,053	671,053	1,971,635	1,971,635
[1]	On December 31, 2013, Mr. Michaleski retired and on January 1, 2014 Mr. Dilger was appointed CEO. Mr. Michaleski was President and CEO until February 15, 2012, when he became CEO. Mr. Dilger was Vice President and COO until February 15, 2012, when he became President and COO.
[2]	Mr. Taylor was appointed Senior Vice President, NGL and Natural Gas Facilities on September 4, 2013.
[3]	Mr. Murphy was appointed Senior Vice President, Pipeline and Crude Oil Facilities on September 4, 2013.
[4]	2013 annual salary x notice period (see page 76).
[5]	Notice period x average of the annual incentive bonuses in 2011, 2012 and 2013.
[6]	On a termination without cause, or constructive dismissal, PSUs continue to vest as though the individual were still employed with Pembina, so that these amounts are not immediately payable.
[7]	Estimated at $37.42 per share (the closing price of our common shares on the TSX on December 31, 2013). Assumes dividend units will be earned at the current annualized dividend level ($1.68 per year) until they vest.
[8]	Amounts under the share unit plan are payable following a change of control only if the CEO, COO and CFO are not offered continued employment on comparable terms. See page 75 for more information.

Pembina Pipeline Corporation • Management information circular	77

Information about the long-term incentive plans

Securities authorized for issue under equity compensation plans

Authorized for issue from treasury under our long-term incentive plans at the end of 2013.

•	Dilution of issued options as a % of common shares outstanding as of December 31, 2013: 1.3%
•	2013 grants as a % of common shares outstanding: 0.6%

	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,199,337	$27.65	3,019,606
Equity compensation plans not approved by securityholders[2]	–	–	–
Total	4,199,337	$29.00	3,019,606

1 3,663,093 shares issuable pursuant to options granted under the 2011 stock option plan with a weighted average exercise price of $29.00, and 536,244 shares issuable pursuant to the fund option plan, which was closed in 2010 (see page 81), with a weighted average exercise price of $18.44.

Share unit plan

Introduced in 2010

Plan administration

The share unit plan is administered by our board.

Pembina grants awards based on rules and decisions made by the board, including:

•   whether awards should be granted;

•   when awards will be granted;

•   who will receive awards;

•   grant dates, performance and vesting periods;

•   the fair market value of common shares;

•   how the number of RSUs and PSUs granted will be determined;

•   time, performance and other vesting conditions (including multipliers);

•   setting, changing and rescinding plan and grant agreements, regulations and terms;

•   interpreting the plan and any related grant agreements; and

•   all other decisions needed to administer the plan.

The board can delegate its administrative duties to a committee, its members or the company's executive officers, or to agents or third-party administrators, if allowed by law and the board's mandate and subject to the plan's rules and other restrictions.

Changing the plan

The board can make changes to the plan without shareholder approval, but grant holders must consent to any changes that could affect them negatively.

At any time, the board may decide to:

•   accelerate vesting related to all or a percentage of the RSUs or PSUs attached to an award;

•   waive any term or condition attached to an award; and

•   decide that a term or condition attached to an award has been satisfied before a change of control event occurred.

It may also decide that payment and settlement will happen immediately, or be effective immediately before (and conditional upon) the effective date of a change of control.

The board can also make changes to prevent dilution or enlargement of rights granted under the share unit plan as the result of a change of control event that affects our common shares.

Plan changes may also need to be approved by applicable regulators.

Pembina Pipeline Corporation • Management information circular	78

Closing the plan	The board can suspend or terminate the plan at any time.
Change of control	See Termination and change of control on page 75.

2011 Stock option plan

Introduced in 2011

Plan administration	The stock option plan is administered by our board. Pembina grants awards based on rules and decisions made by the board, including when options are granted, when they vest and when they expire.
Eligibility 2014 amendment:

Employees below the level of supervisor, excluding supervisors

(Not eligible if participating in the share unit plan)

The plan will become eligible to all employees (including employees above the supervisor level participating in the share unit plan) if shareholders approve the proposed amendments.

Award	Options to buy common shares. Options cannot be assigned or transferred.
Shares reserved and available 2014 amendment:

7,000,000 common shares were originally reserved for issue under the plan (2.2 percent of currently issued and outstanding common shares). We have issued 406,202 common shares pursuant to option exercises under the plan, and therefore there are 6,593,798 common shares remaining for future issuance.

This will be increased by 9,000,000 common shares to a total of 15,593,798 common shares issuable pursuant to outstanding options and available for future grants, if shareholders approve the proposed amendments (4.9 percent of currently issued and outstanding common shares).

Shares reserved for options that are cancelled or expire are immediately re-reserved for the plan and available to issue in the future.

Shares issuable and outstanding Also see Note 26 to our audited consolidated financial statements for the year ended December 31, 2013

As at March 24, 2014, there were 4,047,985 common shares issuable on the exercise of outstanding options granted under the stock option plan:

•   exercise prices: from $25.28 to $39.53

•   average weighted exercise price: $30.31

•   expiration dates: from August 2, 2018 to March 12, 2021

In addition, as at March 24, 2014, there were 474,482 common shares issuable on the exercise of outstanding options granted under the fund option plan (see page 81). Common shares issuable under the fund option plan represent approximately 0.15% of our issued and outstanding common shares as at March 24, 2014.

Vesting, expiry and payout

Vesting and expiry determined by the board of directors, but expiry date can't be longer than 7 years following the date of grant of the options.

Historically, the board has granted options with a 7-year term that vest over three years, beginning one year after the grant date.

Expiry can be extended by ten business days if the options expire on or within 10 days of a trading blackout.

Each option that vests can be used to buy one Pembina common share. The price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options are approved.

Financial assistance	The plan does not provide financial assistance to help participants exercise their options.
Cashless exercise	If the board approves, a participant may receive common shares with a market value equal to the “in the money” value of an option at the time it is exercised. In that case, the number of common shares issued to the participant, and not the number of underlying common share reserved for issue under the option will be deducted from the plan.

Pembina Pipeline Corporation • Management information circular	79

Termination and change of control

For all termination except termination for cause (subject to terms set out in a board resolution granting options, in the certificate evidencing the options, or in an employment agreement):

•   unvested options expire immediately; and

•   vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later).

For termination for cause:

•   unvested options expire immediately; and

•   vested options are forfeited.

On change of control:

•   Option holders are granted the number of securities of the successor issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except when:

•   the transaction does not provide for substitution or replacement of Pembina's common shares;

•   the board (acting reasonably) determines that a substitution or replacement of Pembina's shares isn't practicable or that it would result in adverse tax consequences for option holders; or

•   the replacement securities are not (or won't be) listed and posted on a recognized stock exchange.

In these cases, outstanding options will fully vest and can be exercised before the transaction is completed. Unexercised options will be forfeited and cancelled without compensation subject to the board of director's discretion.

A change of control is defined as one of the following:

•   completion of a merger, amalgamation or an arrangement; or

•   sale of all or substantially all of our assets and undertakings become subject to a takeover bid or another comparable transaction

Limits

Any one individual: 5% of the (non-diluted) issued and outstanding common shares (or 16,031,211 common shares as at March 24, 2014) at the grant date, less the aggregate number of common shares reserved for that individual under any other equity-based compensation arrangement.

All insiders (as a group): 10% of the (non-diluted) issued and outstanding common shares at the grant date, less the aggregate number of common shares reserved for insiders under any other equity-based compensation arrangement.

Single year limit:

Individual insiders: same as individual limit, but excluding shares issued to the insider under the stock option plan or any other equity-based compensation arrangement in the preceding one-year period.

All insiders (as a group): same as insider group limit, but excluding shares issued to insiders as a whole under the stock option plan or any other equity-based compensation arrangement in the preceding one-year period.

Note: Because insiders are currently expected to participate in our Share unit plan and would not be eligible to participate in the Stock option plan, we do not expect to issue options to insiders under this plan.

Changing the plan

The board can make changes to the plan without shareholder approval, but option holders must consent to any changes that could affect them negatively.

The following changes require approval of a majority of shareholders:

•   increasing the number (or percentage) of shares that can be issued through the plan;

•   making a change that will reduce the exercise price of an outstanding option (including by cancelling and reissuing the option);

•   extending the expiry date of an option (except to avoid a trading blackout period);

•   adding new types of eligible participants;

•   changing the plan to let participants transfer or assign options (other than to a family member, an entity controlled by the participant or their family member, a charity or for estate planning and settlement purposes), unless the changes are due to a change of control or to prevent dilution; and

•   making changes to types of changes that can be made to the plan.

Plan changes may also need to be approved by applicable stock exchanges.

Anti-dilution provisions	The plan includes standard provisions to prevent dilution if there is a change in our capital structure.
Closing the plan	The board can suspend or terminate the plan at any time.

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Fund option plan

This plan was closed in 2010

Plan administration	The fund option plan is administered by our board.
Eligibility	Directors, officers and employees were eligible to receive options under the plan.
Award	Options to buy Pembina common shares. No options have been granted under this plan since November 28, 2002.
Shares issuable and outstanding

As at March 24, 2014, there were 474,482 common shares issuable on the exercise of outstanding options granted under the plan:

•   exercise prices: from $15.57 to $19.17

•   average weighted exercise price: $18.44

•   expiration dates: from June 28, 2014 to September 14, 2017.

The options cannot be assigned or transferred.

Vesting

Options have a 7-year term that vest over three years, beginning one year after the grant date.

Expiry can be extended by ten business days if the options expire on or within 10 days of a trading blackout.

Payout

Each option that vests can be used to buy one common share. The price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options were approved.

Changing the plan

The board can make changes to the plan without shareholder approval, but option holders must consent to any changes that could affect them negatively. All changes must receive prior approval from the TSX.

It can make the following changes without shareholder approval:

•   "housekeeping" changes;

•   correcting a clerical or typographical error or an inconsistency with our declaration of trust;

•   changing the timing and terms of vesting of options granted under the plan;

•   terminating provisions of an option granted under the plan as long as the change does not extended the option's expiry date;

•   avoiding inconsistency with, or changing provisions to ensure that, an optionholder isn't subject to unfavourable treatment under the Income Tax Act or other tax laws;

•   adding a cashless exercise feature, payable in cash or securities, that provides for a full deduction of the number of underlying common shares from the number reserved for issuance under the plan; and

•   other matters that the TSX may approve from time to time.

Anti-dilution provisions	The plan includes standard provisions to prevent dilution if there is a change in our capital structure.
Financial assistance	The plan does not provide financial assistance to help participants exercise their options.

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5. Other information

Interest in the business of the meeting

To the best of our knowledge, none of the following people has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the meeting (other than the election of directors):

•	anyone who has been a director or executive officer of Pembina at any time since the beginning of January 1, 2013;
•	any of the nominees for director; and
•	any of their associates or affiliates.

Interest in material transactions

To the best of our knowledge, none of the following people has a material interest, direct or indirect, in any transaction since January 1, 2013 or in any proposed transaction that has materially affected or will materially affect the company or any of our subsidiaries:

•	anyone who beneficially owns or exercises control or direction over 10% or more of our common shares;
•	any of the nominees for director; and
•	any of their associates or affiliates.

Indebtedness to the company

None of the following people is currently indebted to the company or any of its subsidiaries, or has been at any time since January 1, 2013:

•	any current or former director or executive officer of Pembina;
•	any of the nominees for director; and
•	any of their associates or affiliates.

About non-GAAP and additional GAAP measures

We use several supplementary measures to evaluate the performance of our company and our business because we believe they give us a better understanding our results from operations, leverage, liquidity and financial positions.

These are considered supplementary because they are not defined by General Accepted Accounting Principles (GAAP) and do not have a standard meaning, so may not be comparable to similar measures presented by other issuers. Readers should not use them as an alternative to GAAP measures when assessing our performance. For more information with respect to financial measures that are not defined by GAAP, including reconciliations to the closest comparable GAAP measure, see the "Non-GAAP Measures" section of our management's discussion and analysis for the year ended December 31, 2013.

When we acquired Provident, some of our business activities changed, so we changed the definition of some of our non-GAAP measures, as noted below.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

EBITDA is a non-GAAP measure. We use EBITDA in the ratios we use to assess our leverage and financial performance. We calculate earnings before interest, taxes depreciation and amortization (EBITDA) as operating margin, less general and administrative expenses, less realized gains or losses on commodity-related derivative financial instruments, plus cash distributions from Fort Corp.

Adjusted EBITDA is EBITDA without expenses related to the acquisition of Provident.

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Adjusted cash flow from operating activities

Adjusted cash flow from operating activities is a non-GAAP measure. We use adjusted cash flow from operating activities as a key performance indicator of our ability to meet interest obligations, dividend payments and other commitments. We calculate it as cash flow from operating activities, plus the change in non-cash working capital and excluding preferred share dividends declared and expenses related to the acquisition of Provident.

Operating margin

Operating margin is an additional GAAP measure. We use operating margin to assess financial performance. We calculate it as gross profit, less depreciation and amortization included in operations, less unrealized gain (loss) on commodity-related derivative financial instruments.

Total enterprise value

Total enterprise value is a non-GAAP measure. We use total enterprise value, in combination with other measures, to assess the overall market value of our business. We calculate it as the market value of our common shares and convertible debentures at a specific date, plus senior debt.

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6. Appendix A – Board mandate

I. GENERAL

The Board of Directors (the "Board") has the responsibility to supervise the management of the business and affairs of Pembina Pipeline Corporation (the "Corporation") and all entities controlled by the Corporation (collectively "Pembina") in the best interests of the holders of Corporation's shares (the "Shareholders"). A fundamental objective of the Board is to enhance and preserve the amount of cash to be distributed to the Corporation's Shareholders, to enhance and preserve long-term value to the Corporation, to confirm that Pembina meets its obligations on an ongoing basis and to confirm that Pembina operates in a reliable and safe manner. In performing its functions, the Board will, when required by law, consider the legitimate interests of its other stakeholders (such as employees, shippers and communities).

The Board has responsibility for managing its own affairs and the stewardship of Pembina, including constituting committees of the Board and determining director compensation. The Board will oversee the systems of corporate governance and financial reporting and controls to satisfy itself that the Corporation reports adequate and fair financial information to Shareholders and engages in ethical and legal conduct. The Board will appoint the officers of the Corporation by resolution.

II. CONSTITUTION

The Board is to consist of a minimum of five (5) and a maximum of thirteen (13) directors. A majority of the Board shall be composed of directors who are independent pursuant to the Corporation's Standards for Director Independence. The Board shall propose the list of nominees for individual election as directors of the Corporation to be put before the annual meeting of Shareholders of the Corporation to be effected by an ordinary resolution passed by a majority of the votes cast by Shareholders.

III. BOARD CHAIR

The Board will appoint a chair (the "Board Chair"), who, if possible and if in the best interests of Pembina, will be a person other than an officer or employee of the Corporation. The Board Chair reports to the Board and provides leadership to the Board in matters relating to the effective execution of all Board responsibilities, and works with the Chief Executive Officer (the "CEO") to ensure that the Corporation fulfills its responsibilities to stakeholders including Shareholders, employees, partners, governments and the public. The Board has approved and will periodically review the position description for the Board Chair.

IV. COMMITTEES OF THE BOARD

The Board will carry out its mandate directly and through the following committees of the Board (and such other committees as it appoints from time to time):

(a) Audit Committee;

(b) Human Resources and Compensation Committee;

(c) Health, Safety and Environment Committee;

(d) Governance Committee; and

(e) Major Capital Projects Committee.

Each committee will function according to a written charter, approved by the Board. The Board will review and assess the adequacy of the committee charters on an annual basis.

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V. MATTERS REQUIRING BOARD APPROVAL

Certain responsibilities of the Board are sufficiently important to warrant the attention of the full Board and, accordingly, are not delegated or are only delegated in a qualified or partial manner, including, other than as required by law:

(a)	submitting to Shareholders any matter requiring their approval;
(b)	filling vacancies among the directors or appointing additional directors;
(c)	approving borrowing and hedging;
(d)	authorizing Pembina to issue debt or equity securities, declare dividends, or purchasing the Corporation's own shares;

(e) approving prospectuses, if any;

(f)	approving continuous disclosure documents which are "core" documents including annual and interim financial statements, the related management's discussion and analysis and press releases related thereto, the annual information form, and management information circulars;

(g) adopting, amending or repealing by-laws;

(h)	establishing a process to adequately provide for management succession and, from time to time, reviewing succession plans;
(i)	maintaining an understanding of the boundaries between the respective responsibilities of the Board and management and establishing limits on the authority delegated to management;
(j)	directing management to implement systems that are designed to ensure that Pembina operates within applicable laws and regulations, and to the highest ethical and moral standards;
(k)	satisfying itself as to the business and professional integrity of the CEO and other senior executives, as well as the CEO's leadership in the creation of a culture of integrity throughout the Corporation; and
(l)	with the assistance of reports and/or recommendations of the Human Resources and Compensation Committee:
(i)	appointing and confirming the remuneration of the CEO and appointing and approving the remuneration of other senior executives comprising the senior management team, and providing them with advice and counsel in the execution of their duties;

(ii) monitoring and evaluating the performance of the CEO and other senior executives;

(iii)	approving employment agreements, severance arrangements and change in control agreements and provisions relating to senior executives; and
(iv)	approving adoption of equity compensation plans, stock option grants and short-term and long-term incentive plan criteria, targets and awards.

VI. STRATEGIC PLANNING

The Board has the responsibility to confirm there are long-term operational and financial goals and a strategic planning process in place for Pembina and to participate with management in developing and approving the strategy by which it proposes to achieve these goals. The Board will:

(a)	adopt a strategic planning process and review and approve annually a corporate strategic plan which takes into account, among other things, the opportunities and risks of the business on a long-term and short-term basis; and

(b) monitor performance against the strategic plan.

VII. RISK MANAGEMENT

The Board has the responsibility to understand the principal risks of the business in which Pembina is engaged and verify that Pembina achieves a proper balance between risks incurred and the potential return to the Corporation and its Shareholders. The Board must also confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of Pembina. The Board will:

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(a)	confirm that a management system is in place to identify the principal risks to Pembina and its business and that appropriate procedures are in place to monitor and mitigate those risks;
(b)	confirm that management processes are in place to address and comply with applicable regulatory, corporate, securities and other compliance matters;

(c) review insurance coverage annually; and

(d)	confirm that processes are in place to comply with the declaration of trust governing the Corporation's by-laws, Code of Conduct, and all other significant policies and procedures.

VIII. FINANCIAL REPORTING AND MANAGEMENT

The Board will, with the assistance of reports and/or recommendations of the Audit Committee:

(a)	approve financial statements and review and oversee compliance with applicable audit, accounting and financial reporting requirements;
(b)	approve annual operating and capital budgets;
(c)	approve cash management plans and strategies and all activities relating to cash accounts and cash investment portfolios, including the establishment and maintenance of bank, investment and brokerage accounts;
(d)	confirm that the Audit Committee has established a system for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and
(e)	approve significant changes in accounting practices or policies.

IX. DIRECTOR COMPENSATION

The Board members should be compensated in a form and amount that is appropriate and which is customary for comparative organizations, having regard to such matters as time commitment, responsibility and trends in director compensation. The Board, based upon recommendations of the Human Resources and Compensation Committee, will periodically review the adequacy and form of directors' compensation, including compensation of the Board Chair and committee chairs, to confirm that it is competitive with companies that are similarly situated and realistically reflects the responsibilities and risks involved in being a director. Management directors will not receive additional compensation for Board service.

To more closely align the interests of directors and the Shareholders, the directors will be eligible to participate in Pembina's Share Unit Award Incentive Plan (the "Share Unit Plan") under which directors are eligible to receive awards of restricted share units, or "RSUs".

X. TERM LIMITS FOR DIRECTORS

The Board has determined that fixed term limits for directors should not be established. The Board is of the view that such a policy would have the effect of forcing directors off the Board who have developed, over a period of service, increased insight into the Corporation and who, therefore, can be expected to provide an increasing contribution to the Board. At the same time, the Board recognizes the value of some turnover in Board membership to provide ongoing input of fresh ideas and views and annually considers changes to the composition of the Board.

XI. RETIREMENT AGE FOR DIRECTORS

Unless otherwise determined by the Board, no person will be nominated by management for appointment or election as a director once that person has reached seventy (70) years of age.

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XII. BOARD AND COMMITTEE EVALUATION

The Board Chair will facilitate an annual assessment of the overall performance and effectiveness of the Board. The Chairman will report on such assessments to the Board. The Board, in conjunction with the Governance Committee, will be responsible for establishing the evaluation criteria and implementing the process for such evaluations. Each director will complete a board effectiveness questionnaire assessing:

(a)	the Board's performance in specified categories such as fiduciary oversight, Board governance and process, strategic planning and business decisions, and financial matters; and
(b)	the performance of each committee of the Board in light of such committee's mandate.

The Board will, after receiving the oral or written report of the Board Chair, meet to discuss the results. The objective of the assessments is to maintain the continued effectiveness of the Board as a whole, each committee, and each individual Board member (including the Board Chair), in the execution of their responsibilities and to contribute to a process of continuing improvement.

XIII. SELECTION OF NEW DIRECTOR CANDIDATES

The Board will approve a list of nominees for independent election at the annual meeting of Shareholders who have been nominated by the Governance Committee. Prior to approving or recommending to the Shareholders that the Shareholders elect a new nominee to the Board, the Board will consider the competencies and skills necessary for the Board, as a whole, the competencies and skills of each existing director, and the competencies and skills the new nominee will bring to the Board. The Board will also consider the appropriate size of the Board, with a view to facilitating effective decision-making, and the importance of having diversity on the Board, while ensuring the necessary skills and competencies required as a whole, and will take this into account in considering new nominees.

Directors are encouraged to identify potential candidates to the Governance Committee. An invitation to stand as a nominee for election to the Board will be made to a candidate by the Board through the Board Chair or the Board Chair's delegate.

XIV. DIRECTOR QUALIFICATION STANDARDS

The Corporation's objective is to select individuals with education, experience and skills necessary to assist management in the operation of the business. Because the experiences and advice of those businesses facing similar issues is of particular value, current and former senior officers of other major corporations are desirable nominees.

The role of selecting an individual to become a director belongs to the Governance Committee, who will consider the education, business, governmental and civic experience, communication and interpersonal skills, the diversity of the existing board and the background of the potential candidate, as well as any other matters which are relevant to the Corporation's objectives. Selections made by the Governance Committee are subject to Board approval.

This review will take into account the desirability of maintaining a reasonable diversity of personal characteristics such as age, gender, geographic residence and origin. However, all directors should possess the highest personal and professional ethics, integrity and values and be committed to representing the long-term interests of the Shareholders. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment, outstanding ability in their individual fields of expertise and a willingness to devote necessary time to Board matters.

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XV. ORIENTATION AND ONGOING EDUCATION

The Board shall approve, as required, a director orientation and ongoing education plan presented by the Governance Committee which provides that directors have the requisite skills, knowledge and understanding to fulfill their duties as directors. A director's manual, which is updated on a regular basis, is provided to new Board members who are expected to review and become familiar with its contents. The Board is briefed on a regular basis on corporate governance developments and emerging best practices in corporate governance.

The Corporation also provides directors with opportunities to increase their knowledge and understanding of the Corporation's business. Briefings on strategic issues are conducted annually, and typically include reviews of the competitive environment, the Corporation's performance relative to peers, and any other developments that could materially affect the Corporation's business. Such briefings are typically supplemented by participation by third party consultants, such as financial advisors, pension experts and outside legal counsel.

XVI. BOARD OPERATIONS

A. Number of Board Meetings

The Board shall meet quarterly, or more frequently as needed for the directors to diligently discharge their responsibilities.

B. Participation on Committees

All members of the Audit Committee, all members of the Human Resources and Compensation Committee, and all members of the Governance Committee must be independent, subject only to the Board claiming an available exemption available under applicable securities laws. The majority of the members of other committees must be independent directors. The Board will endeavour to limit a director's participation to three committees in order to enable the director to give proper attention to each committee, as well as to the Board.

C. Conduct of Meetings

Board and committee meetings shall be conducted in a manner which facilitate open communication, meaningful participation and timely resolution of issues.

D. Agenda for Board and Committee Meetings

The Board Chair and the CEO shall propose an agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. The chair of each committee of the Board in consultation with committee members and appropriate members of management shall develop agendas for committee meetings.

E. Materials Distributed in Advance of Meetings

Meeting materials will be distributed to members of the Board before each Board meeting, in sufficient time to ensure adequate opportunity for review. Under some circumstances, due to the confidential nature of matters to be discussed at the meeting, it may not be prudent or appropriate to distribute materials in advance.

F. Non-Directors at Board Meetings

The Board believes there is value in having certain members of senior management attend each Board meeting to provide information and opinion to assist the directors in their deliberations. Attendance by senior management will be determined by the CEO with the concurrence of the Board Chair. Management attendees will be excused for any agenda items that are reserved for discussion among directors only.

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G. In-Camera Sessions

The independent directors will hold in-camera sessions in conjunction with every regular meeting of the Board, at which non-independent directors and members of management are not in attendance.

H. Code of Ethics

The Board has adopted a Code of Ethics that governs the behaviour of directors, officers and employees working for the Corporation, and has established procedures for monitoring compliance. The Board must approve any amendments and waivers and ensure disclosure of any amendments and waivers as required by applicable law or regulation.

I. Stakeholder Communication

The Board will:

(a)	confirm that management has established a system for effective corporate communications including disclosure controls and processes for consistent, transparent, regular and timely public disclosure;
(b)	approve the adoption of a Disclosure Policy relating to, among other matters, the confidentiality of the Corporation's business information and the timely reporting of developments that have a significant and material impact on the value of the Corporation.

XVII. CORPORATE GOVERNANCE

The Board as a whole is responsible for developing the Corporation's approach to corporate governance and has adopted Corporate Governance Guidelines that set out the responsibilities of the Board, the structure of the Board, the responsibilities of directors, and Board operations.

The Board will:

(a)	establish an appropriate system of corporate governance including practices to permit the Board to function independently of management;
(b)	establish committees and approve their respective charters and the limits of authority delegated to each committee;
(c)	establish written Terms of Reference for directors, that describe and communicate performance expectations of a director and provide a benchmark for developing an approach to individual director assessment and evaluation;
(d)	require directors to obtain approval prior to serving on the board of directors of other publicly traded companies;
(e)	review on an annual basis whether any two or more directors serve together on the board of another publicly-traded entity and whether the composition of the Board needs to be changed to eliminate these interlocks;
(f)	approve the nomination of directors, giving consideration to the competencies and skills each new nominee will bring to the boardroom relative to the competencies and skills of existing directors and of the board as a whole;
(g)	review the adequacy and form of directors' compensation, including compensation to committee chairs, to ensure that it is competitive with companies that are similarly situated and realistically reflects the responsibilities and risks involved in being a director;
(h)	arrange for independent directors to hold regular in-camera sessions, at which non-independent directors and members of management are not in attendance; and
(i)	establish a minimum attendance expectation for directors in respect of Board and committee meetings, keeping in mind the principle that the Board believes that all directors should attend all meetings of the Board and each committee on which he or she sits.

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XVIII. CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a Code of Ethics and will:

(a)	establish procedures for monitoring compliance with such code; and
(b)	approve any amendments and waivers of such code and ensure disclosure of any amendments and waivers, as required by applicable law or regulation.

XIX. BOARD MEETINGS

The Board will meet as frequently as needed for the directors to diligently discharge their responsibilities. Notice of each meeting will be given to each member. The notice will:

(a)	be in writing (which may be communicated by fax or email);
(b)	be accompanied by an agenda that states the nature of the business to be transacted at the meeting in reasonable detail;
(c)	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and
(d)	be given at least forty-eight (48) hours preceding the time stipulated for the meeting, unless notice is waived by the Board members.

A quorum for a meeting of the Board is a majority of the members present in person or by telephone or such greater number of directors as the Board may from time to time determine.

The powers of the Board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the Board. At all meetings of the Board, every question shall be decided by a majority of the votes cast on the question. Resolutions in writing may be signed in counterparts.

If the Board Chair is not present at a meeting of the Board, the CEO will act as Chair. If the CEO is not present, a Chair will be selected from among the members present. The director who also holds the office of President will have a second or deciding vote in the event of an equality of votes.

The Board may invite others to attend any part of any meeting as it deems appropriate. This includes members of management, any employee, the Corporation's legal counsel, external auditors and consultants.

In conjunction with each Board meeting, the independent directors will hold an in-camera session, at which non-independent directors and members of management are not in attendance.

Minutes will be kept of all meetings of the Board. The minutes will include copies of all resolutions passed at each meeting, will be maintained with the Corporation's records, and will be available for review by members of the Board and the external auditor.

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